Exhibit 99.1
Management’s Discussion and Analysis of Financial Condition and Results of Operations,
Consolidated Financial Statements, Management’s Report on Internal Control over Financial Reporting and Reports of Independent Registered Accounting Firm
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The Clorox Company
(Dollars in millions, except per share amounts)
Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is designed to provide a reader of the Company’s financial statements with a narrative from the perspective of management on the Company’s financial condition, results of operations, liquidity and certain other factors that may affect our future results. The MD&A should be read in conjunction with the Consolidated Financial Statements and related Notes included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K. This MD&A includes the following sections:
•	Executive Overview

•	Results of Worldwide Operations

•	Financial Position and Liquidity

•	Contingencies

•	Quantitative and Qualitative Disclosure about Market Risk

•	New Accounting Standards

•	Critical Accounting Policies and Estimates
EXECUTIVE OVERVIEW
The Clorox Company (the Company or Clorox) is a leading manufacturer and marketer of consumer products with fiscal year 2006 revenues of $4,644. Clorox markets some of consumers’ most trusted and recognized brand names, including its namesake bleach and cleaning products, Armor All® and STP® auto-care products, Fresh Step® and Scoop Away® cat litters, Kingsford® charcoal briquets, Hidden Valley® and K C Masterpiece® dressings and sauces, Brita® water-filtration systems, and Glad® bags, wraps and containers. In addition, the Company has a number of leading brands in international markets, including those sold under the Poett®, Mistolin® and Ayudin® brand names. With approximately 7,600 employees worldwide, the Company manufactures products in more than 20 countries and markets them in more than 100 countries.
The Company is operated through three operating segments: the Household Group – North America, Specialty Group and International. The Household – North America segment includes U.S. bleach, cleaning, water-filtration, auto-care and professional products and all products marketed in Canada. The Specialty segment includes the plastic bags, wraps and containers businesses, charcoal, cat litter and food products marketed in the United States. The International segment includes operations outside the United States and Canada.
Strategic Initiatives
The Company’s goal is to develop and market products that make consumers’ lives easier, healthier and better. The Company invests in its brands based on their role in the product portfolio. The Company makes further investments in those brands or businesses that have the most potential to accelerate top-line and profit growth over time. The Company maintains its investments in those brands or businesses where strong market positions and growth potential already exist, and optimizes for value or, in some cases, exit, the few brands or businesses in which less growth potential is expected.

The Company’s strategy is to continue to expand strategic capabilities that drive value in the categories in which it competes. In order to be successful over the long term, the Company plans to continue to develop its strategic capabilities in six cornerstone areas: consumers, customers, cost, people, process and partnerships. The most important success factor is the ability to build and apply world-class consumer insights into brand-building activities. The other major keys to success include the ability to bring value-creating services to retail customers based on mutual growth and profit potential, and the ability to improve productivity, enhance margins and lower costs. The ability to successfully execute these core business strategies rests on the strength of the enabling strategies: the leadership capabilities and bench strength of the Company’s people, processes that create a seamless organization and partnerships that create virtual scale and drive growth.
fiscal year 2006 Summary
Financial Highlights
During fiscal year 2006, the Company operated in a challenging business environment characterized by upward pressures on commodity and logistics costs. These pressures, driven primarily by overall market demand for commodities and exacerbated by the impact of the hurricane season, resulted in the third consecutive year of sharp increases for the Company’s key inputs to manufacturing and distribution. These increases, which impacted commodities such as resin and diesel, cost the Company over 400 basis points of gross margin during fiscal year 2006, a significant impact that was not fully anticipated.
The Company responded quickly to these cost pressures with pricing actions, an increased focus on its cost-savings program and by continuing to execute its overall strategic initiatives. The strength of the Company’s brands and customer relationships enabled the Company to increase prices on over 50 percent of the product portfolio during the year. The price increases, which were targeted to cover a portion of the overall cost increases, were set in light of expectations of long-term market cost structures. The increases were well executed and, in many cases, the competition followed with price increases of their own. In addition, $111 in cost savings were delivered as part of the cut costs and enhance margins strategy, which represented the fifth consecutive year of cost savings greater than $100.
The Company also continued its commitment to brand building by maintaining its advertising level at approximately 10% of net sales and by increasing its investment in research and development. This commitment resulted in further development of the health-and-wellness platform, which is based on the powerful insight that consumers are highly motivated to protect their families from germ-related illness. In fiscal year 2006, this platform was extended with the introduction of Clorox® Anywhere Hard Surface™ daily sanitizing spray, which is highly effective at killing bacteria, but is gentle enough to use around children, pets and food. The Company’s brand building also led to new product introductions in nearly every business unit, including the new Kingsford® charcoal with Sure Fire Grooves™, which makes grilling even better, and Fresh Step® and Scoop Away® cat litters with odor-eliminating carbon, which help keep cat owners’ homes smelling better and fresher.
The Company’s commitment to its strategy resulted in net sales growth of 6%, which exceeded the overall annual growth target of 3% to 5% and, excluding divestitures, represented the fifth consecutive year of net sales growth of 5% or more. Volume growth was a modest 1%, mainly due to the impact of price increases, as anticipated. Overall, the Company’s pricing actions and cost-savings efforts minimized the impact of the commodity cost increases and inflationary pressures, thereby limiting the overall decline in gross margin to approximately 100 basis points.
Earnings from continuing operations were lower than the prior year due to the impact of commodity cost increases, the incremental costs related to accounting for equity compensation under Statement of Financial Accounting Standards (SFAS) No. 123-R, Share-Based Payment, a charge related to the correction for historical stock option accounting and costs associated with the former chairman and CEO’s health-related retirement from his positions. Diluted net earnings per common share from continuing operations were relatively flat, due to the lower average share base resulting from the share exchange with Henkel KGaA (Henkel) in November 2004.
Certain key fiscal year 2006 developments are summarized as follows:
•	The Company’s International segment continued to grow its business, exemplified by a 9% growth in net sales.

•	Beginning in fiscal year 2006, the Company adopted SFAS No. 123-R, which resulted in additional pretax share-based compensation costs of $31 and reduced annual diluted net earnings per common share by 12 cents in fiscal year 2006.

•	During fiscal year 2006, the Company repatriated approximately $265 of cash previously held in foreign entities. Of this amount, $111 represented dividends under the terms of the American Jobs Creation Act (AJCA) that the Company plans to use for reinvestment in qualified activities.

•	In April 2005, the Company settled a previously accrued tax contingency with the Internal Revenue Service (IRS), which resulted in federal and state tax and interest payments of $151 (excluding $13 of tax benefits) in the first quarter of fiscal year 2006 and $94 (excluding $6 of tax benefits) in fiscal year 2005.

•	The Company continued to effectively manage its working capital and continued its practice of disciplined capital spending at under 4% of net sales.

•	In June 2006, the Company undertook a voluntary review of its historical stock option granting practices. The review, which was overseen by the Audit Committee with the assistance of outside counsel, identified historical stock option compensation expense relating to prior periods dating back to the third quarter of fiscal 1996. Accordingly, results for the fourth quarter and fiscal year include a pretax cumulative charge of $25 ($16 after tax or 11 cents per diluted share), resulting from noncash charges associated with the historical stock option compensation expense. The amount of the stock option compensation expense attributable to each of the previous reporting periods was not material to any of such periods. The review identified no evidence of fraud, falsification of records, concealment of actions or documentation, or intentional deviation from generally accepted accounting principles. No material liabilities were identified as a result of the review.

•	Earnings results for the fourth quarter and fiscal year also included after tax charges of $7 or 5 cents per diluted share, related to the former chairman and CEO’s heath-related retirement from his positions. These after tax charges include about $4 related to expected accelerated vesting of certain noncash stock compensation and $3 in connection with expected salary continuation in accordance with the terms of the company’s stock compensation and long-term disability plans.
RESULTS OF WORLDWIDE OPERATIONS
Management’s discussion and analysis of the results of operations, unless otherwise noted, compares fiscal year 2006 to fiscal year 2005 and fiscal year 2005 to fiscal year 2004, using percent changes calculated on a rounded basis, except as noted. In certain instances, parenthetical references are made to relevant sections of the Notes to Consolidated Financial Statements to direct the reader to a further detailed discussion. In addition, the discussion of results of worldwide operations includes several measures not defined by U.S. GAAP (non-GAAP measures), including return on invested capital and free cash flow as a percentage of net sales. Management believes these measures provide investors with additional information about the underlying results and trends of the Company. These non-GAAP measures are reconciled to the nearest comparable U.S. GAAP measure when used.
Consolidated Results
financial performance measures

				% Change
				2006	2005
				to	to
	2006	2005	2004	2005	2004
Net sales	$4,644	$4,388	$4,162	6%	5%
Gross profit margin	42.2%	43.2%	44.0%
Diluted net earnings per common share from continuing operations	$2.89	$2.88	$2.28	—	26
Return on invested capital	13.3%	13.9%	13.5%
Free cash flow as a % of net sales	7.4%	14.0%	17.5%
Net sales in fiscal year 2006 increased 6% compared to the prior period. Volume increased at a modest rate of 1% as price increases impacted shipments, as anticipated. Sales growth outpaced the volume growth primarily due to price increases and trade spending efficiencies. Contributing to the volume growth in the current year was the introduction of several new products and product improvements, including Clorox® Anywhere Hard Surface™ daily sanitizing spray, Liquid-Plumr® Power Jet™ instant clog remover, Kingsford® charcoal with Sure Fire Grooves™ and Fresh Step® cat litter with odor-eliminating carbon. Also driving overall volume growth were strong shipments of home-care products within Latin America.

Net sales in fiscal year 2005 increased 5% compared to the prior period, driven primarily by overall volume growth of 5%. Other factors impacting net sales included price increases offset by increased trade-promotion spending. The improvement in volume was driven by new product introductions and increased shipments of established products. During fiscal year 2005, the Company introduced several new products, including Glad® ForceFlex® trash bags, the Clorox® BathWand cleaning system, Clorox® dual action toilet bowl cleaner, Clorox® disinfecting bathroom cleaner, Glad® Press ‘n Seal Freezer® wrap and three new flavors of K C Masterpiece® food items.
Gross profit increased 3% in fiscal year 2006, and decreased as a percentage of net sales to 42.2% in fiscal year 2006 from 43.2% in fiscal year 2005. This decline as a percentage of net sales was primarily due to significantly higher energy-related commodity, manufacturing and transportation costs, substantially offset by pricing actions and cost savings.
Gross profit increased 3% in fiscal year 2005, and decreased as a percentage of net sales to 43.2% in fiscal year 2005 from 44.0% in fiscal year 2004. This decline as a percentage of net sales was primarily due to higher expenses for raw materials, transportation and warehousing, partially offset by price increases and cost savings.
Diluted net earnings per common share from continuing operations increased by $0.01 in fiscal year 2006. Results for the fourth quarter and fiscal year include a cumulative after tax charge of $16 resulting from noncash charges associated with historical stock option compensation expense relating to prior periods dating back to the third quarter of fiscal 1996. The after tax charge reduced reported fourth-quarter and full-year diluted EPS by 11 cents. Diluted net earnings per common share from continuing operations reflect a decrease in common shares outstanding during fiscal year 2006 due to the share exchange of 61.4 million shares previously held by Henkel in November 2004 (refer to the “Earnings from Discontinued Operations” section for further discussion). Lower earnings from continuing operations was primarily due to significantly higher commodity costs, the correction for historical stock option accounting, costs associated with the former chairman and CEO’s health-related retirement from his positions and incremental costs related to accounting for equity compensation under SFAS No. 123-R, substantially offset by pricing actions and cost savings.
Diluted net earnings per common share from continuing operations increased by $0.60 in fiscal year 2005. This improvement was driven by a $27 increase in earnings from continuing operations as well as a decrease in common shares outstanding during fiscal year 2005 due to the Henkel share exchange. Increased earnings from continuing operations were driven by sales growth and cost savings, partially offset by significantly higher expenses for raw materials, interest and logistics.
Return on Invested Capital (ROIC) is a “non-GAAP measure” used by management to evaluate the efficiency of its capital spending as a performance metric for its long-term incentive programs (for a detailed reconciliation of ROIC, refer to exhibit 99.3). ROIC is defined by the Company as adjusted operating profit after taxes, excluding certain costs and expenses, divided by average invested capital. Average invested capital includes total assets less current liabilities (excluding short-term debt) before cumulative historical goodwill amortization, asset impairment and restructuring charges. ROIC decreased approximately 60 basis points to 13.3% during fiscal year 2006 due to lower adjusted operating profit and higher invested capital. Adjusted operating profit includes $36 of pretax incremental costs related to historical stock option compensation expense and the former chairman and CEO’s health-related retirement from his positions, which lowered ROIC by 60 basis points. Invested capital increased slightly due to an increase in other assets as a result of the Company recording a net pension asset at June 30, 2006, compared to a net pension liability at June 30, 2005, for its domestic plan. ROIC increased approximately 40 basis points to 13.9% during fiscal year 2005 due to a higher adjusted operating profit after taxes driven primarily by sales growth, partially offset by slightly higher average invested capital.
Free cash flow is a “non-GAAP measure” used by the Company’s management to help assess funds available for investing activities such as acquisitions and financing activities including debt payments, dividend payments and share repurchases. Free cash flow is calculated as cash provided by operations less capital expenditures. Free cash flow does not represent cash available only for discretionary expenditures, since the Company has mandatory debt service requirements and other contractual and non-discretionary expenditures.

	2006	2005	2004
Cash provided by operations	$522	$765	$899
Less: capital expenditures	(180)	(151)	(170)

Free cash flow	$342	$614	$729

Free cash flow as a percentage of net sales decreased to 7.4% in fiscal year 2006 from 14.0% in fiscal year 2005, primarily due to a decline in earnings from continuing operations, an incremental $57 tax payment pertaining to the fiscal year 2005 tax settlement and higher capital expenditures. Free cash flow as a percentage of net sales decreased to 14.0% in fiscal year 2005 from 17.5% in fiscal year 2004, primarily due to a $94 tax settlement payment and sales growth, partially offset by increased earnings from continuing operations.
expenses

				% Change
				2006	2005
				to	to	% of Net Sales
	2006	2005	2004	2005	2004	2006	2005	2004
Selling and administrative expenses	$631	$551	$543	15%	1%	13.6%	12.6%	13.0%
Advertising costs	450	435	420	3	4	9.7	9.9	10.1
Research and development costs	99	88	84	13	5	2.1	2.0	2.0
Selling and administrative expenses increased 15% in fiscal year 2006 partially due to a pretax cumulative charge of $25 resulting from noncash charges associated with historical stock option compensation expense relating to prior periods dating back to the third quarter of fiscal 1996. Also contributing to the increase was additional pretax share-based compensation costs of $24 upon the adoption of SFAS No. 123-R, and a charge of $11 due to the former chairman and CEO’s health-related retirement from his positions. Excluding the aforementioned charges of $60, selling and administrative expenses increased 4% in fiscal year 2006.
Selling and administrative expenses increased 1% in fiscal year 2005 due to compensation cost and professional fee increases but declined slightly as a percentage of net sales.
Advertising costs increased 3% in fiscal year 2006 as a result of higher spending for new product launches and increased marketing investment in established brands.
Advertising costs increased 4% in fiscal year 2005 as a result of spending to support established brands and new product launches.
Research and development costs increased 13% in fiscal year 2006 as a result of increased investment in innovation and higher compensation expense.
Research and development costs increased by 5% in fiscal year 2005 due to higher spending for innovation.

				% Change
				2006	2005
				to	to
	2006	2005	2004	2005	2004
Restructuring and asset impairment costs	$1	$36	$11	(97)%	227%
Interest expense	127	79	30	61	163
Other (income), net	(2)	(23)	(9)	(91)	156
Income taxes on continuing operations	210	212	262	(1)	(19)
Restructuring and asset impairment costs of $36 in fiscal year 2005 included $26 for asset impairment and $6 for severance and other costs related to the second phase of the Glad® supply chain restructuring. This phase included closing a manufacturing facility and assigning remaining production to certain of the Company’s North America plants and third-party suppliers. The Company also recorded asset impairment charges and severance costs of $4 related to manufacturing operations in the International segment.

Restructuring and asset impairment costs of $11 in fiscal year 2004 included $10 for asset impairment and $1 for severance costs related to the first phase of the Glad® supply chain restructuring.
As part of the Company’s efforts to achieve virtual scale, reduce costs and increase resources for innovation and brand building, the Company is considering the restructuring of a portion of its information technology services. Such an evaluation could lead to actions that would result in restructuring charges in future periods, beginning as early as the first half of fiscal year 2007. No specific decisions have been made, and any such actions require Board review and approval.
Interest expense increased $48 in fiscal year 2006, driven primarily by a full year of interest costs associated with the $1,650 in senior notes related to the Henkel share exchange and higher interest rates.
Interest expense increased $49 in fiscal year 2005, driven primarily by a partial year of interest costs associated with the $1,650 in senior notes related to the Henkel share exchange.
Other income, net of $2 in fiscal year 2006 included interest income of $10 and equity earnings of $7. Partially offsetting these gains were losses of $15 from the Company’s investment in low-income housing partnerships.
Other income, net of $23 in fiscal year 2005 included $25 related to the gain on the exchange and equity earnings from the Company’s investment in Henkel Iberica, S.A. (Henkel Iberica), which was transferred to Henkel as part of the share exchange (refer to the “Earnings from Discontinued Operations” section for further discussion). In addition, the Company recorded an $11 foreign currency transaction gain in the fourth quarter of fiscal year 2005 (Note 17). Partially offsetting these gains were losses of $16 from the Company’s investment in low-income housing partnerships (Note 17).
Other income, net of $9 in fiscal year 2004 included $17 of equity earnings (of which $11 related to the investment in Henkel Iberica), $9 related to favorable legal settlements, and $4 of interest income. These gains were partially offset by expenses of $14 for environmental remediation and monitoring at a former plant site in Michigan (Note 12) and $7 related to the amortization of intangible assets.
The effective tax rate on continuing operations was 32.1%, 29.1% and 34.9% in fiscal years 2006, 2005 and 2004, respectively. The fiscal year 2006 tax rate was higher than the fiscal year 2005 tax rate primarily due to the fiscal year 2005 release of tax accruals related to the tax settlement with the IRS (refer to the “Contingencies” section for further discussion) and the nontaxable gain on the fiscal year 2005 exchange of the equity investment in Henkel Iberica. These two items were partially offset by fiscal year 2006 releases of tax accruals for state and federal taxes as well as higher fiscal year 2005 tax accruals on earnings to be repatriated under the AJCA. The fiscal year 2005 tax rate was lower than the fiscal year 2004 tax rate primarily due to the fiscal year 2005 IRS tax settlement and exchange of Henkel Iberica, offset by the fiscal year 2005 impacts of the AJCA, as discussed above.
earnings from discontinued operations

	2006	2005	2004
Gain on exchange	—	$550	—
Earnings from exchanged businesses	$1	37	$87
Reversal of deferred taxes from exchanged businesses	—	6	—
Losses from Brazil operations	—	—	(4)
Income tax expense on discontinued operations	—	(14)	(24)

Total earnings from discontinued operations	$1	$579	$59

Diluted earnings per share from discontinued operations	$0.01	$3.23	$0.28

On November 22, 2004, the Company completed the exchange of its ownership interest in a subsidiary for Henkel’s interest in Clorox common stock. Prior to the completion of the exchange, Henkel owned approximately 61.4 million shares, or about 29%, of the Company’s outstanding common stock. The parties agreed that the Company would provide exchange value equal to $46.25 per share of Company stock being acquired in the exchange. The subsidiary transferred to Henkel contained Clorox’s existing insecticides and Soft Scrub® cleanser businesses, its 20% interest in the Henkel Iberica joint venture, and $2,095 in cash. The fair value of the businesses was determined through arms-length negotiations supported by traditional valuation methodologies that included discounted cash flow calculations and sales and earnings multiples.
The gain on share exchange, earnings from exchanged businesses and reversal of deferred taxes were related to the Company’s transaction with Henkel. Losses from Brazil operations in fiscal year 2004 were related to the Company’s previous decision to exit its Brazil business (Note 2).
Diluted earnings per share from discontinued operations decreased in fiscal year 2006 primarily due to the end of interim production of insecticides and Soft Scrub® following the Henkel share exchange. Diluted earnings per share from discontinued operations increased in fiscal year 2005 primarily due to the gain on the Henkel share exchange.
Segment Results
household group — north america

				% Change
				2006	2005
				to	to
	2006	2005	2004	2005	2004
Net sales	$2,113	$2,013	$1,963	5%	3%
Earnings from continuing operations before income taxes	671	629	630	7	—
Fiscal Year 2006 versus Fiscal Year 2005: Net sales and earnings from continuing operations before income taxes increased while volume declined 1% during fiscal year 2006. The volume decline was driven primarily by the impact of price increases, as anticipated. The variance between net sales and volume was driven by the impact of higher pricing and trade-promotion spending efficiencies. The increase in earnings from continuing operations before income taxes is primarily due to the benefits of cost savings and higher net sales, partially offset by significantly higher costs for raw-materials, manufacturing, and transportation and other energy-related costs.
Shipments of laundry and home-care products remained flat during fiscal year 2006, primarily due to strong shipments of home-care products, including Clorox® disinfecting wipes and Pine-Sol® cleaner. These increases were offset by lower shipments of laundry-care products due to the impact of price increases on consumption and lower trade-promotion spending.
Shipments of Brita® U.S. products decreased by 7% during fiscal year 2006 primarily due to the impact of increased pricing on consumption.
Shipments of automotive-care products decreased 5% during fiscal year 2006 primarily due to the impact of higher pricing on consumption and decreased market demand in Armor All® gels, partially offset by increased shipments of STP® products.
Fiscal Year 2005 versus Fiscal Year 2004: Volume and net sales increased while earnings from continuing operations before income taxes declined slightly during fiscal year 2005. Volume growth of 4% was driven primarily by increased shipments of established products and new product launches. The variance between volume and sales growth was due to higher trade-promotion spending to support new product launches and unfavorable product mix. The slight decline in earnings from continuing operations before income taxes was primarily due to higher advertising expenses to support established products and new product launches, trade-promotion spending, and higher raw-material costs, offsetting the favorable impact of increased sales and cost savings.
Shipments of laundry and home-care products increased 7% during fiscal year 2005, driven by increased shipments of established brands including Clorox® disinfecting wipes, and new product launches including the Clorox® BathWand cleaning system, Clorox® disinfecting bathroom cleaner and the fiscal year 2004 launch of Clorox® ToiletWandTM cleaning system.
Shipments of Brita® U.S. products declined 4% during fiscal year 2005 primarily due to the impact of decreased sales promotion, partially offset by the product launch of Brita® AquaView® filter system.

Shipments of auto-care products decreased 5%, driven by overall decreased category market demand, partially offset by the Armor All® gels new product launch.
specialty group

				% Change
				2006	2005
				to	to
	2006	2005	2004	2005	2004
Net sales	$1,892	$1,788	$1,677	6%	7%
Earnings from continuing operations before income taxes	460	435	417	6	4
Fiscal Year 2006 versus Fiscal Year 2005: Net sales and earnings from continuing operations before income taxes increased while volume remained flat during fiscal year 2006. Flat volume growth was driven primarily by increased shipments of new Kingsford® and cat litter product improvements offset by decreased shipments of Glad® and food products due to price increases, as anticipated. The variance between net sales and volume was primarily due to the impact of price increases, as anticipated, and trade-promotion spending efficiencies in the current period. Growth in earnings from continuing operations before income taxes was primarily driven by increased net sales, cost savings and a favorable comparison to the year-ago period when the Company recorded restructuring and asset impairment charges related to the Glad® product supply chain. These factors were partially offset by significantly higher raw-material, manufacturing, transportation and energy-related costs in fiscal year 2006.
Shipments of Glad® products decreased 3% during fiscal year 2006. This decrease was primarily driven by the impact of higher pricing, as anticipated, and lower shipments of Glad® Press n’ Seal® wrap as a result of softer consumption trends, partially offset by a slight increase in Glad® trash bag shipments.
Shipments of food products decreased 1% during fiscal year 2006. This decrease was primarily driven by lower shipments of K C Masterpiece® sauces driven by competitive activity, partially offset by increased shipments of Hidden Valley® salad dressing.
Shipments of cat litter increased 5% during fiscal year 2006. This gain was primarily driven by significantly increased shipments of Scoop Away® and Fresh Step® cat litter driven by category and distribution growth, increased advertising and the launch of scoopable litter with odor-eliminating carbon in fiscal year 2006.
Shipments of Kingsford® charcoal products increased 1% during fiscal year 2006, driven primarily by the launch of charcoal briquets with Sure Fire Grooves™ and increased advertising, partially offset by the impact of higher pricing, as anticipated.
Fiscal Year 2005 versus Fiscal Year 2004: Volume, net sales and earnings from continuing operations before income taxes increased during fiscal year 2005. Increases in volume of 3% and net sales of 7% were driven primarily by new product launches, increased shipments of established products, and price increases. The increase in earnings from continuing operations before income taxes was primarily due to volume growth, cost savings and price increases, partially offset by an asset impairment charge due to the Glad® business supply chain restructuring initiative, increased raw material costs and higher manufacturing and logistics costs.
Shipments of Glad® products increased 7% during fiscal year 2005. This gain was primarily driven by increased shipments of Glad® trash bags, due to the product launch of Glad® ForceFlex® bags in fiscal year 2005.
Shipments of food products decreased 1%, driven by category softness, partially offset by new product line extensions including the launch of three new K C Masterpiece® food items.
Shipments of cat litter increased 2% in fiscal year 2005, driven by record shipments of Scoop Away® and Fresh Step® scoopable cat litters, partially offset by competitive promotional activity.
Shipments of Kingsford® charcoal products declined 1%, driven primarily by to poor weather.
international

				% Change
				2006	2005
				to	to
	2006	2005	2004	2005	2004
Net sales	$639	$587	$522	9%	12%
Earnings from continuing operations before income taxes	129	123	119	5	3

Fiscal Year 2006 versus Fiscal Year 2005: Volume, net sales and net earnings from continuing operations before income taxes increased during fiscal year 2006. Volume growth of 6% was driven by increased shipments of home-care products in Latin America due to market and category growth, partially offset by lower volume in Australia, in part, resulting from the discontinuation of a low-margin product line in early fiscal year 2006. The variance between net sales and volume growth was primarily due to the impact of price increases, as anticipated. Growth in earnings from continuing operations before income taxes reflects the benefit of higher net sales and costs savings partially offset by the impact of significantly higher raw-material and transportation costs.
Fiscal Year 2005 versus Fiscal Year 2004: Volume, net sales and earnings from continuing operations before income taxes increased during fiscal year 2005. Volume growth of 11% was driven by economic, category and share growth in Latin America, primarily within the laundry and home-care businesses, and increased shipments of cleaning products in Asia Pacific. The variance between sales and volume growth was driven by favorable foreign exchange rates and price increases in Latin America. The increase in earnings from continuing operations before income taxes was driven by volume growth, price increases and cost savings, partially offset by increased raw-material costs.
corporate, interest and other

				% Change
				2006	2005
				to	To
	2006	2005	2004	2005	2004
Losses from continuing operations before income taxes	$(607)	$(458)	$(414)	33%	11%
Fiscal Year 2006 versus Fiscal Year 2005: The losses from continuing operations before income taxes attributable to Corporate, Interest and Other increased by $149, or 33%, in fiscal year 2006, primarily due to increased interest costs associated with the offering of $1,650 in senior notes and higher interest rates, additional share-based compensation costs recognized upon the adoption of SFAS No. 123-R, a pretax cumulative charge of $25 resulting from noncash charges associated with historical stock option compensation expense relating to prior periods dating back to the third quarter of fiscal 1996, an $11 charge due to the former chairman and CEO’s health-related retirement from his positions and an unfavorable comparison in the year-ago period when the Company recognized a nonrecurring gain on the exchange of equity in Henkel Iberica.
Fiscal Year 2005 versus Fiscal Year 2004: The losses from continuing operations before income taxes attributable to Corporate, Interest and Other increased by $44, or 11%, in fiscal year 2005, primarily due to higher interest costs associated with the offering of $1,650 in senior notes in connection with the Henkel share exchange.
FINANCIAL POSITION AND LIQUIDITY
Management’s discussion and analysis of the financial position and liquidity describes the Company’s consolidated operating, investing and financing activities, contractual obligations and off balance sheet arrangements. In certain instances, parenthetical references are made to relevant sections of the Notes to Consolidated Financial Statements to direct the reader to a further detailed discussion.
The Company’s financial position and liquidity remained strong during fiscal year 2006, due to the continued strength of operating cash flows. During fiscal year 2006, the Company remained disciplined in its capital spending and used strong cash flows to pay down debt, increase dividends and continue share repurchases to offset the impact of share dilution related to share-based awards.
As discussed further below under the heading “Contingencies,” the Company reached a settlement agreement with the IRS in April 2005, which resulted in federal and state tax and interest payments of $151 in the first quarter of fiscal year 2006 and $94 in fiscal year 2005. During fiscal year 2006, the Company also repatriated approximately $265 of cash previously held in foreign entities. Of this amount, $111 represented dividends paid under the terms of the AJCA that the Company plans to use for reinvestment in certain qualified activities.

The following table summarizes cash activities:

	2006	2005	2004
Cash provided by continuing operations	$514	$728	$844
Cash used for investing by continuing operations	(161)	(154)	(234)
Cash used for financing by continuing operations	(462)	(552)	(596)
Operating Activities
Net cash provided by continuing operations decreased to $514 in fiscal year 2006 from $728 in fiscal year 2005. The year-over-year decrease was primarily due to increased working capital from receivables, lower accounts payable due to lower inventory levels and lower accrued liabilities and the settlement of income tax matters. These results were partially offset by lower inventories due to effective inventory management.
Net cash provided by continuing operations decreased to $728 in fiscal year 2005 from $844 in fiscal year 2004, primarily due to the $94 of tax payments referenced above, partially offset by an increase in earnings from continuing operations. In addition to the settlement of income tax contingencies, significant working capital changes between June 30, 2005 and 2004, included a decline in receivables due to improved collections and shorter customer payment terms, a decline in payable and accrued liability balances driven by the timing of payments, and an increase in inventory levels, which was primarily driven by higher commodity costs.
Investing Activities
Capital expenditures were $180 in fiscal year 2006, $151 in fiscal year 2005 and $170 in fiscal year 2004. Capital spending as a percentage of net sales was 3.9%, 3.4% and 4.1% for fiscal years 2006, 2005 and 2004, respectively. Capital expenditures for fiscal year 2006 and 2005 are in line with the Company’s long-term target of 4% or less of sales. Higher capital spending during fiscal year 2006 was driven in part by additional investment related to planned food and charcoal manufacturing capacity expansion. Fiscal year 2004 included capital expenditures related to the Company’s implementation of an enterprise resource planning and customer relationship data processing system.
Financing Activities
capital resources and liquidity
In December 2004, the Company issued $1,650 in private placement senior notes in connection with the Henkel share exchange. In April 2005, the Company completed an exchange offering that allowed debt holders to exchange the private placement senior notes for senior notes registered under the Securities Act of 1933, as amended. The Company anticipates increased levels of future cash outflows to service the principal and interest payments of these new senior notes.
In March 2007, $150 of long-term debt will become due and payable. The Company anticipates using cash provided by operations for the debt repayment.
The Company continues to maintain strong credit ratings as of June 30, 2006 and 2005, as shown in the table below, and was in compliance with all restrictive covenants and limitations as of June 30, 2006 and 2005.

	Short-Term	Long-Term
Standard and Poor’s	A-2	A -
Moody’s	P-2	A3
Fitch	F2	A -
The Company’s credit facilities as of June 30 were as follows:

	2006	2005
Domestic credit line	$1,300	$1,300
Foreign and other credit lines	49	16

Total	$1,349	$1,316

At June 30, 2006, there were no borrowings under the $1,300 credit agreement, which is available for general corporate purposes and to support additional commercial paper issuances. Of the $1,300 credit agreement, $165 expires in December 2009, and $1,135 expires in December 2010. In addition, at June 30, 2006, the Company had $19 available for borrowing under foreign and other credit lines.
Based on the Company’s working capital requirements, the current borrowing availability under its credit agreements, its strong credit ratings, and its expected ability to generate positive cash flows from operations in the future, the Company believes that it will have the funds necessary to meet all of its financing requirements and other fixed obligations as they come due. Should the Company undertake transactions requiring funds in excess of its current cash levels and available credit lines, it might consider the issuance of debt or other securities to finance acquisitions, to repurchase shares, to refinance debt or to fund other activities for general business purposes.
venture agreement
In January 2003, the Company entered into an agreement with the Procter & Gamble Company (P&G) to form a business relationship (the Venture Agreement) related to the Company’s Glad® plastic bags, wraps and containers business. In January 2005, P&G paid the Company $133 to exercise its option to increase its interest from 10% to 20%, which is the maximum investment P&G can make under the Venture Agreement. The Company recorded a corresponding $133 increase to other liabilities to reflect the contractual requirement to purchase P&G’s interest at the termination of the agreement.
share repurchases and dividend payments
The Company has two share repurchase programs, consisting of an open-market program, which has a total authorization of $1,700, and a program to offset the impact of share dilution related to share-based awards (evergreen program), which has no authorization limit. There were no shares repurchased under the open-market program in fiscal year 2006. The total cumulative number of shares repurchased by June 30, 2006, under the open-market program was 22 million shares at a cost of $932, leaving $768 of authorized repurchases remaining under that program. Share repurchases under the evergreen program were $135 (2.4 million shares) in fiscal year 2006.
In fiscal year 2005, there were zero and $160 (2.8 million shares) repurchases under the open-market and evergreen programs, respectively. In November 2004, the Company acquired approximately 61.4 million shares of its common stock from Henkel at a total cost of $2,843, including the value of the exchanged operating businesses and the equity interest transferred to Henkel.
On November 16, 2005, the Company announced an increase in the quarterly dividend rate from $0.28 per share to $0.29 per share. Dividends paid in fiscal year 2006 were $174 or $1.14 per share. The share exchange transaction with Henkel resulted in a reduction of current year and future dividend payments due to the lower number of shares outstanding.
In fiscal year 2007, the Company plans, at a minimum, to repurchase shares under the evergreen program.
CONTRACTUAL OBLIGATIONS
The Company had contractual obligations payable or maturing (excluding commercial paper borrowings, planned funding of pensions and other post-retirement benefits) in the following fiscal years:

At June 30, 2006	2007	2008	2009	2010	2011	Thereafter	Total
Operating leases	$25	$23	$19	$17	$14	$52	$150
Purchase obligations	191	45	16	6	4	2	264
Long-term debt maturities including interest payments (1)	259	584	71	635	339	677	2,565
Net terminal obligation pursuant to Venture Agreement	—	—	—	—	—	261	261
Other	2	2	1	—	1	—	6

Total contractual obligations	$477	$654	$107	$658	$358	$992	$3,246

(1)	The interest rate in effect as of June 30, 2006, was used to estimate the future interest payments on the floating rate debt. Refer to Note 9 for terms of the Company’s long-term debt.

Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. These obligations are related primarily to short-term advertising and inventory purchases. For purchase obligations subject to variable price and/or quantity provisions, an estimate of the price and/or quantity has been made. Examples of the Company’s purchase obligations include firm commitments for raw-material purchases and contract manufacturing services, utility agreements, capital-expenditure agreements, software acquisition and license commitments, and service contracts.
OFF BALANCE SHEET ARRANGEMENTS
In conjunction with divestitures and other transactions, the Company may provide indemnifications relating to the enforceability of trademarks, pre-existing legal, tax, environmental and employee liabilities, as well as provisions for product returns and other items. The Company has indemnification agreements in effect that specify a maximum possible indemnification exposure. The Company’s aggregate maximum exposure from these agreements is $291, which consists primarily of an indemnity of up to $250 made to Henkel in connection with the Share Exchange Agreement, subject to a minimum threshold of $12 before any payments would be made. The general representations and warranties made by the Company in connection with the Henkel Share Exchange Agreement were made to guarantee statements of fact at the time of the transaction closing and pertain to environmental, legal and other matters and have terms with varying expiration dates.
In addition to the indemnifications related to the general representations and warranties, the Company entered into an agreement with Henkel regarding certain tax matters. The Company made certain representations of fact as of the closing date of the exchange transaction and certain representations and warranties regarding future performance designed to preserve the tax-free status of the exchange transaction. In general, the Company agreed to be responsible for Henkel’s taxes on the transaction if the Company’s actions result in a breach of the representations and warranties in a manner that causes the share-exchange to fail to qualify for tax-free treatment. Henkel has agreed to similar obligations. The Company is unable to estimate the amount of maximum potential liability relating to the tax indemnification as the agreement does not specify a maximum amount and the Company does not have the information that would be required to calculate this exposure. The Company does note, however, that the potential tax exposure, if any, could be very significant as the Company believes Henkel’s tax basis in the shares exchanged is low and the value of the subsidiary stock transferred to Henkel in the exchange transaction was approximately $2,800. Although the agreement does not specify an indemnification term, any exposure under the agreement would be limited to taxes assessed prior to the expiration of the statute of limitations period for assessing taxes on the share exchange transaction. Based on the nature of the representations and warranties as well as other factors, the Company has not accrued any liability under this indemnity.
The Company is a party to a $22 letter of credit issued to one of its insurance carriers. The Company has not recorded any liabilities on any of the aforementioned guarantees at June 30, 2006.
CONTINGENCIES
The Company is involved in certain environmental matters, including Superfund and other response actions at various locations. The Company has a recorded liability of $27 and $33 at June 30, 2006 and 2005, respectively, for its share of the related aggregate future remediation cost. One matter in Dickinson County, Michigan, for which the Company is jointly and severally liable, accounts for a substantial majority of the recorded liability at both June 30, 2006 and 2005. The Company is subject to a cost-sharing arrangement with another party for this matter, under which the Company has agreed to be liable for 24.3% of the aggregate remediation and associated costs, other than legal fees, as the Company and the other party are each responsible for their own such fees. If the other party with whom the Company shares joint and several liability is unable to pay its share of the response and remediation obligations, the Company would likely be responsible for such obligations. In October 2004, the Company and the other party agreed to a consent judgment with the Michigan Department of Environmental Quality (MDEQ), which sets forth certain remediation goals and monitoring activities. Based on the current status of this matter, and with the assistance of environmental consultants, the Company maintains an undiscounted liability representing its best estimate of its share of costs associated with the capital expenditures, maintenance and other costs to be incurred over an estimated 30-year remediation period. The most significant components of the liability relate to the estimated costs associated with the remediation of groundwater contamination and excess levels of subterranean methane deposits. Currently, the Company cannot accurately predict the timing of the payments that will likely be made under this estimated obligation. In addition, the Company’s estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements and the timing, varying costs and alternative clean-up technologies that may become available in the future. Although it is possible that the Company’s exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time.
On August 4, 2006, a derivative action purportedly on behalf of the Company was filed in the Superior Court of California, Alameda County, against certain current and former directors and officers of the Company. Specifically, the plaintiff alleges, among other things, breach of fiduciary duties and waste of corporate assets. These allegations relate to the non-cash compensation expense the Company recorded during the fourth quarter of fiscal year 2006, following a review of its stock option practices. The complaint demands, among other forms of relief, judgment in the form of monetary damages sustained by the Company as a result of such practices.
While there can be no assurance as to the ultimate disposition of this action, the Company does not believe that its resolution will have a material adverse effect on its financial position, results of operations or cash flows. Since the Company believes that the likelihood of sustaining material losses is remote, the Company has not accrued a liability at June 30, 2006.
The Company is also subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, employment and other matters. Although the results of claims and litigation cannot be predicted with certainty, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.
In April 2005, the Company reached an agreement with the IRS resolving certain tax issues originally arising in the period from 1997 through 2000. As a result of the settlement agreement, the Company paid $94 (excluding $6 of tax benefits) in fiscal year 2005 and $151 (excluding $13 of tax benefits) in fiscal year 2006, respectively. The Company had previously accrued for this contingency and released approximately $23 in tax accruals related to this matter in fiscal year 2005.
The IRS has now completed audits of the Company’s income tax returns through fiscal year 2002, and additional tax matters related to these audits are now being reviewed at the IRS appeals level. Resolution of these matters is not expected to have a material impact to earnings.
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
As a multinational company, the Company is exposed to the impact of foreign currency fluctuations, commodity prices, interest-rate risk and other types of market risk. In the normal course of business, the Company manages its exposure to market risk using a variety of derivative instruments. The Company’s objective in managing its exposure to market risk is to limit the impact of fluctuations on earnings and cash flow through the use of swaps, forward purchase, options and futures contracts. Derivative contracts are entered into for nontrading purposes with major credit-worthy institutions, thereby decreasing the risk of credit loss.
Sensitivity Analysis
For fiscal year 2006, the Company’s exposure to market risk was estimated using sensitivity analysis, which illustrates the change in the fair value of a derivative financial instrument assuming hypothetical changes in foreign exchange rates, market rates or prices. The results of the sensitivity analysis for foreign-currency derivative contracts and commodity derivative contracts are summarized below. Actual changes in foreign-exchange rates or market prices may differ from the hypothetical changes, and any changes in the fair value of the contracts, real or hypothetical, would be partly offset by an inverse change in the value of the underlying hedged items.
The Company periodically assesses and takes action to mitigate its exposure to interest-rate risk, and as of June 30, 2006, the Company had no outstanding interest-rate contracts.
Foreign Currency Derivative Contracts
The Company seeks to minimize the impact of certain foreign-currency fluctuations by hedging transactional exposures with foreign currency forward and option contracts. The Company’s foreign-currency transactional exposures exist primarily with the Canadian Dollar and certain other currencies. Based on a hypothetical decrease (or increase) of 10% in the value of the U.S. Dollar against the currencies for which the Company has derivative instruments at June 30, 2006, the Company would incur foreign currency derivative losses (or gains) of $5.

Commodity Derivative Contracts
The Company is exposed to changes in the price of commodities used as raw materials in the manufacturing of its products. These commodities include, among others, resin, chlor-alkali, linerboard, diesel, solvent, jet fuel and soybean oil. The Company uses various strategies to manage cost exposures on certain raw-material purchases with the objective of obtaining more predictable costs for these commodities, including long-term commodity contracts and commodity derivative contracts. Based on a hypothetical decrease (or increase) of 10% in commodity prices, the estimated fair value of the Company’s commodity derivative contracts would decrease (or increase) by $8, resulting in decreases (or increases) to accumulated other comprehensive income and net earnings of $7 and $1, respectively, for fiscal year 2006.
In fiscal year 2004, the Company discontinued hedge-accounting treatment for its resin-commodity contracts since the contracts no longer met the accounting requirements for a cash flow hedge. These contracts are used as an economic hedge of resin prices and changes in the fair value of these contracts are recorded in other (income) expense, net.
NEW ACCOUNTING STANDARDS
Effective July 1, 2005, the Company began recording compensation expense associated with stock options and other forms of equity compensation in accordance with SFAS No. 123-R, as interpreted by Securities Exchange Commission (SEC) Staff Accounting Bulletin No. 107. The Company adopted the modified prospective transition method provided for under SFAS No. 123-R, and, consequently, has not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock options recognized in the fiscal year ended June 30, 2006, includes: 1) amortization related to the remaining unvested portion of all stock option awards granted prior to July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation; and 2) amortization related to all stock option awards granted subsequent to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123-R. Prior to July 1, 2005, the Company accounted for stock options according to the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and therefore no related compensation expense was recorded for awards granted as it was believed that such awards had no intrinsic value. In the fourth quarter of fiscal year 2006, the Company recorded a pretax cumulative charge of $25 ($16 after tax) in selling and administrative expenses related to certain grants dating back to the third quarter of fiscal year 1996, which the Company has determined had intrinsic value on the applicable measurement dates of the option grants.
There will be an incremental impact in fiscal year 2007 from the Company’s adoption of SFAS 123-R under the modified prospective transition method.
In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4. SFAS No. 151 requires that abnormal amounts of idle facility expenses, freight, handling costs and spoilage costs be recognized as current-period charges, and that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. Effective July 1, 2005, the Company adopted SFAS No. 151, which did not have a material effect on the Company’s consolidated financial statements.
In July 2006, the FASB issued Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. This Interpretation prescribes a consistent recognition threshold and measurement standard, as well as clear criteria for subsequently recognizing, derecognizing and measuring tax positions for financial statement purposes. The interpretation also requires expanded disclosure with respect to uncertainties as they relate to income tax accounting. FIN No. 48 is effective for fiscal years beginning after December 15, 2006, and must therefore be adopted by the Company no later than its fiscal year ending June 30, 2008. Management is currently evaluating the impact of FIN No. 48. The cumulative effect of the interpretation’s adoption will be an adjustment to beginning retained earnings in the year of adoption.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The methods, estimates, and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its consolidated financial statements. Specific areas requiring the application of management’s estimates and judgment include assumptions pertaining to credit worthiness of customers, future product volume and pricing estimates, accruals for promotion programs, foreign-currency exchange rates, interest rates, discount rates, useful lives of assets, future cost trends, investment returns, tax strategies, and other external market and economic conditions. Accordingly, a different financial presentation could result depending on the judgments, estimates, or assumptions that are used. The most critical accounting policies are the ones that are most important to the portrayal of the Company’s financial condition and results, and require the Company to make its most difficult and subjective judgments, often estimating the outcome of future events that are inherently uncertain. The Company’s most critical accounting policies are: revenue recognition; valuation of intangible assets and property, plant and equipment; employee benefits, including estimates related to share-based compensation; and income taxes. The Company’s critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. A summary of the Company’s significant accounting policies is contained in Note 1 of the Notes to Consolidated Financial Statements.

Revenue Recognition
Sales are recognized as revenue when the risk of loss and title pass to the customer, generally at the time of shipment for domestic sales and at the time of customer receipt for international sales, and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed or determinable, and collection is reasonably assured. Sales are recorded net of allowances for trade promotions and other discounts.
The Company routinely commits to one-time or on-going trade-promotion programs with customers. Programs include cooperative marketing programs, shelf-price reductions, advantageous end-of-aisle or in-store displays of the Company’s products, graphics, introductory marketing funds and other trade-promotion activities conducted by the customer. These costs are recorded as a reduction of sales. The Company’s estimated costs of trade promotions incorporate historical sales and spending trends by customer and category. The determination of these estimated costs requires judgment and may change in the future as a result of changes in customer promotion participation, particularly for new programs and for programs related to the introduction of new products. Final determination of the total cost of promotion is dependent upon customers providing information about proof of performance and other information related to the promotional event. This process of analyzing and settling trade promotion programs with customers could impact the Company’s results of operations and trade spending accruals depending on how actual results of the programs compare to original estimates. If the Company’s June 30, 2006, accrual estimates were to differ by 10%, the impact on net sales would be approximately $6.
Valuation Of Intangible Assets And Property, Plant And Equipment
The carrying values of goodwill, trademarks and other indefinite-lived intangible assets are reviewed for possible impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The Company’s impairment review is based on a discounted cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign-exchange rates, devaluation, inflation and the selection of an appropriate discount rate. Impairment occurs when the carrying value of a reporting unit exceeds the fair value of that reporting unit. An impairment charge is recorded for the difference between the carrying value and the fair value of the reporting unit, which is determined based on the net present value of estimated future cash flows. The Company tests its intangible assets annually in the third fiscal quarter unless there are indications during an interim period that assets may have become impaired. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse economic factors, unanticipated technological changes or competitive activities, loss of key personnel and acts by governments and courts may signal that an asset has become impaired.
The Company performed its annual review of intangible assets in the third quarter of fiscal year 2006 and determined that there were no instances of impairment. Business valuations of the Colombia and Venezuela reporting units were performed, as these businesses operate under continuing economic and political uncertainties. The fair value for Colombia was only slightly in excess of the carrying amount. A 10% decrease in estimated cash flows of the Columbia business valuation would not have lowered the fair value of the business below the carrying amount. The Company is closely monitoring any events, circumstances or changes in the businesses that might imply a reduction in the fair value and might lead to an impairment.
Property, plant and equipment and definite-lived intangible assets are reviewed periodically for possible impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company’s impairment review requires significant management judgment including estimating the future success of product lines, future sales volumes, revenue and expense growth rates, alternative uses for the assets and estimated proceeds from the disposal of the assets. The Company conducts quarterly reviews for idle and underutilized equipment, and reviews business plans for possible impairment indicators. Impairment occurs when the carrying value of the asset exceeds its estimated future undiscounted cash flows and the impairment is viewed as other than temporary. When an impairment is indicated, an impairment charge is recorded for the difference between the asset’s carrying value and its fair market value. Depending on the asset, fair market value may be determined either by use of a discounted cash flow model or by reference to estimated selling values of assets in similar condition. The use of different assumptions would increase or decrease the estimated fair value of assets and would increase or decrease any impairment measurement.

Employee Benefits
The Company has various individual and group compensation and retirement income programs, including an incentive compensation program, a profit sharing element of The Clorox Company 401(k) plan and share-based compensation programs.
incentive compensation and profit sharing programs
Company contributions to the 401(k) plan and payments to managerial staff for the annual incentive compensation program are subject to the Company achieving certain fiscal year performance targets. The 401(k) plan has two components: a 401(k) component and a profit sharing component. Employee contributions made to the 401(k) component are partially matched with Company contributions. The Company’s contributions to the profit sharing component above 3% of eligible employee earnings are discretionary and are based on achieving financial targets including sales growth, earnings per share and asset utilization. The Company accrues for these costs quarterly based on estimated annual results. At June 30, 2006, the Company accrued $21 for such costs and anticipates making a profit sharing contribution to the 401(k) plan in the first quarter of fiscal year 2007.
share-based compensation
The Company grants various nonqualified stock-based compensation awards, including stock options, performance units and restricted stock. The share-based compensation expense and related income tax benefit recognized in the income statement in fiscal year 2006, excluding the pretax cumulative charge of $25 ($16 after tax) resulting from noncash charges associated with historical stock option compensation expense relating to prior periods dating back to the third quarter of fiscal 1996 (see “Executive Overview” section above), was $53 and $20, respectively, which includes the impact of $31 and $12, respectively, from the adoption of SFAS No. 123-R on July 1, 2005. As of June 30, 2006, there was $42 of total unrecognized compensation cost related to nonvested stock options and restricted stock awards, which is expected to be recognized over a weighted-average remaining vesting period of 3 years.
The Company estimates the fair value of each stock option award on the date of grant using the Black-Scholes valuation model, which requires management to make estimates regarding expected option life, stock price volatility and other assumptions. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. Previously, under SFAS No. 123, the Company did not utilize separate employee groupings in the determination of stock option values for disclosure purposes. The Company now estimates stock option forfeitures based on historical data for each employee grouping, and adjusts the rate to expected forfeitures periodically. The adjustment of the forfeiture rate will result in a cumulative catch-up adjustment in the period the forfeiture estimate is changed. During fiscal year 2006, adjustments totaled less than $1.
The use of different assumptions in the Black-Scholes valuation model could lead to a different estimate of the fair value of each stock option. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. If the Company’s assumption for the volatility rate increased by one percentage point, the fair value of options granted in fiscal year 2006 would have increased by less than $1. The expected life of the stock options is based on observed historical exercise patterns. If the Company’s assumption for the expected life increased by one year, the fair value of options granted in fiscal year 2006 would have increased by $1.
The Company’s performance unit grants subsequent to the adoption of SFAS No. 123-R provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves specified performance targets. The performance unit grants generally vest after three years. The fair value of each grant issued after the adoption of SFAS No. 123-R is estimated on the date of grant based on the market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates, and the initial assumption that performance goals will be achieved. Compensation expense is adjusted quarterly based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, any previously recognized compensation expense is reversed.
During fiscal year 2006, the Company granted 504,350 performance units, which had a weighted-average fair value on the grant date of $57 per share. The number of shares issued will be dependent upon vesting and the achievement of specified performance targets. At June 30, 2006, there was $17 of total unrecognized compensation cost related to nonvested performance unit grants issued after the adoption of SFAS 123-R, which is expected to be recognized over a remaining weighted-average performance period of 2 years. The compensation expense recognized in fiscal year 2006 related to the performance units granted during the period was $10.

Prior to the adoption of SFAS No. 123-R, the Company granted performance units to certain members of management that provided for the issuance of common stock if the Company’s total shareholder return met specified performance goals based on comparisons with the performance of a selected peer group of companies. In fiscal year 2005, the Company began accruing a liability for the performance unit grants, which vested in September 2005. In addition, in fiscal year 2006, the Company began accruing for performance unit grants, which are scheduled to vest in September 2006, after determining it was likely that certain performance goals would be met. Based on the June 30, 2006, market price of the Company’s stock, the unrecognized expense for the performance unit grants scheduled to vest in September 2006 is $1. Compensation expense related to the performance unit grants made prior to the adoption of SFAS 123-R was $8, $6, and $0 for fiscal years 2006, 2005 and 2004, respectively.
Performance units granted prior to the adoption of SFAS No. 123-R also include a grant that is scheduled to vest in September 2007. The Company has not yet recorded a liability relating to this program because the vesting date extends too far into the future to determine the probability that the performance goals will be achieved. Based on the June 30, 2006, market price of the Company’s stock, the fair value of the performance unit grants scheduled to vest in September 2007 is $8. At June 30, 2006, there were 254,740 performance units outstanding that were granted prior to the adoption of SFAS No. 123-R, of which zero have vested. The total fair value of performance units that vested in fiscal year 2006 was $6.
retirement income plans
The determination of net periodic pension cost is based on actuarial assumptions including a discount rate to reflect the time value of money, employee compensation rates, demographic assumptions to determine the probability and timing of benefit payments, and the long-term rate of return on plan assets. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. Actual results could differ from expected results because actuarial assumptions and estimates are used. In the calculation of pension expense related to domestic plans for 2006, the Company used a long-term rate of return on plan assets assumption of 8.25% and a beginning of year discount rate assumption of 5.00%. The use of a different discount rate or long-term rate of return on domestic plan assets can significantly impact pension expense. For example, at June 30, 2006, a decrease of 1% in the discount rate would increase pension expense and the pension liability by approximately $3 and $45, respectively, and a 1% decrease in the long-term rate of return on plan assets would increase pension expense by $3. The Company also has defined benefit pension plans for eligible international employees, including Canadian and Australian employees, and different assumptions may be used in the determination of pension expense for those plans, as appropriate.
The Company reported retirement income assets and (liabilities) of $106 and ($99) at June 30, 2006, and $2 and ($175) at June 30, 2005, respectively. The net change in retirement income assets resulted primarily from the market value of the plan assets for the qualified plans exceeding the accumulated benefit obligations at June 30, 2006. This resulted in a gain to other comprehensive income of $118, net of deferred income taxes. The fair value of retirement plan assets increased by $15 during fiscal year 2006 primarily due to actual return on plan assets and employer contributions, partially offset by benefits paid. The accumulated benefit obligation decreased by $73 primarily due to an increase in the discount rate assumption used in the domestic plans from 5.00% to 6.25%, consistent with the rate increase in Moody’s Aa-rated long-term bonds. The unrecognized losses on plan assets decreased to $118 in fiscal year 2006 from $220 in fiscal year 2005 primarily due to the increase in the discount rate assumption. Refer to Note 19 of the Notes to Consolidated Financial Statements for further discussion of pension and other retirement plan obligations.
Income Taxes
The Company’s effective tax rate is based on expected income by tax jurisdiction, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company’s effective tax rate and in evaluating its tax positions.
The Company maintains valuation allowances where it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company’s income tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of a deferred tax asset, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. Valuation allowances maintained by the Company relate mostly to deferred tax assets arising from prior impairment charges and to the Company’s ability to use net operating losses in certain foreign countries.

In addition to valuation allowances, the Company establishes accruals for certain tax contingencies when, despite the belief that the Company’s tax return positions are fully supported, the Company believes that certain positions are likely to be challenged and that the Company’s positions may not be fully sustained. The tax contingency accruals are adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation. The Company’s effective tax rate includes the impact of tax contingency accruals as considered appropriate by management.
A number of years may elapse before a particular matter, for which the Company has accrued, is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes its tax contingency accruals are adequate to address known tax contingencies. Favorable resolution of such matters could be recognized as a reduction to the Company’s effective tax rate in the year of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate. Any resolution of a tax issue may require the use of cash in the year of resolution. The Company’s tax contingency accruals are presented in the balance sheet within accrued liabilities.
United States income taxes and foreign withholding taxes are not provided when foreign earnings are indefinitely reinvested in accordance with Accounting Principles Board Opinion No. 23, “Accounting for Income Taxes, Special Areas.” The Company determines whether its foreign subsidiaries will invest their undistributed earnings indefinitely and reassesses this determination on a periodic basis. Change to the Company’s determination may be warranted based on the Company’s experience as well as plans regarding future international operations and expected remittances. The AJCA provided a one-time 85% dividends-received deduction for certain foreign earnings that are repatriated, as defined. To take advantage of the 85% dividends-received deduction, many of the Company’s foreign subsidiaries ceased to invest their undistributed earnings indefinitely beginning in the third quarter of fiscal year 2005. The Company repatriated approximately $111 of qualifying dividends under the AJCA in fiscal year 2006, with a resulting tax provision increase of $3.
CAUTIONARY STATEMENT
This Annual Report on Form 10-K (this Report), including the exhibits hereto and the information incorporated by reference herein, contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and such forward looking statements involve risks and uncertainties. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations on such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions, subject to risks and uncertainties, and actual results could differ materially from those discussed in this Report. These risks and uncertainties include those discussed under “Risk Factors,” as updated from time to time in the Company’s filings with the SEC. These factors include, but are not limited to, general economic and marketplace conditions and events; competitors’ actions; the Company’s costs, including changes in exposure to commodity costs such as resin, diesel and chlor-alkali; increases in energy costs; consumer and customer reaction to price increases; customer-specific ordering patterns and trends; the Company’s actual cost performance; any future supply constraints that may affect key commodities; risks inherent in sole-supplier relationships; risks related to customer concentration; risks arising out of natural disasters; risks inherent in litigation, including the litigation relating to the cumulative charge resulting from additional stock option compensation expenses relating to prior periods; risks related to international operations; uncertainties and costs regarding a change in the Company’s chief executive officer; risks inherent in maintaining an effective system of internal controls; the ability to manage and realize the benefits of joint ventures and other cooperative relationships, including the Company’s joint venture with P&G regarding the Company’s Glad® plastic bags, wraps and containers business; the success of new products; the integration of acquisitions and mergers; the divestiture of non-strategic businesses; the implementation of the Company’s strategy; and the ability of the Company to successfully manage tax, regulatory, product liability, intellectual property, environmental and other legal matters, including the risk resulting from joint and several liability for environmental contingencies. In addition, the Company’s future performance is subject to risks particular to the share exchange transaction with Henkel, including the sustainability of cash flows and the actual level of debt costs. Declines in cash flow, whether resulting from tax payments, debt payments, share repurchases, interest cost increases greater than management expects, or otherwise, could adversely affect the Company’s earnings.
The Company’s forward-looking statements in this document are and will be based on management’s then current views and assumptions regarding future events and speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the federal securities laws.

CONSOLIDATED STATEMENTS OF EARNINGS
The Clorox Company

Years ended June 30	2006	2005	2004
Dollars in millions, except share amounts
Net sales	$4,644	$4,388	$4,162
Cost of products sold	2,685	2,493	2,331

Gross profit	1,959	1,895	1,831
Selling and administrative expenses	631	551	543
Advertising costs	450	435	420
Research and development costs	99	88	84
Restructuring and asset impairment costs	1	36	11
Interest expense	127	79	30
Other (income) expense:
Equity earnings and gain on exchange of Henkel Iberica, S.A.	—	(25)	(11)
Other, net	(2)	2	2

Earnings from continuing operations before income taxes	653	729	752
Income taxes on continuing operations	210	214	262
Reversal of deferred taxes from equity investment in Henkel Iberica, S.A.	—	(2)	—

Earnings from continuing operations	443	517	490

Discontinued operations:
Gain on exchange	—	550	—
Earnings from exchanged businesses	1	37	87
Reversal of deferred taxes from exchanged businesses	—	6	—
Losses from Brazil operations	—	—	(4)
Income tax expense on discontinued operations	—	(14)	(24)

Earnings from discontinued operations	1	579	59

Net earnings	$444	$1,096	$549

Earnings per common share
Basic
Continuing operations	$2.94	$2.92	$2.31
Discontinued operations	0.01	3.28	0.28

Basic net earnings per common share	$2.95	$6.20	$2.59

Diluted
Continuing operations	$2.89	$2.88	$2.28
Discontinued operations	0.01	3.23	0.28

Diluted net earnings per common share	$2.90	$6.11	$2.56

Weighted average common shares outstanding (in thousands)
Basic	150,545	176,586	211,683
Diluted	153,001	179,176	214,371
See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
The Clorox Company

As of June 30	2006	2005
Dollars in millions, except share amounts
Assets
Current assets
Cash and cash equivalents	$192	$293
Receivables, net	435	411
Inventories	292	323
Other current assets	88	63

Total current assets	1,007	1,090
Property, plant and equipment, net	1,004	999
Goodwill	744	743
Trademarks and other intangible assets, net	604	599
Other assets	257	186

Total assets	$3,616	$3,617

Liabilities and Stockholders’ Deficit
Current liabilities
Notes and loans payable	$156	$359
Current maturities of long-term debt	152	2
Accounts payable	329	347
Accrued liabilities	474	614
Income taxes payable	19	26

Total current liabilities	1,130	1,348
Long-term debt	1,966	2,122
Other liabilities	547	618
Deferred income taxes	129	82

Total liabilities	3,772	4,170

Commitments and contingencies
Stockholders’ deficit
Common stock: $1.00 par value; 750,000,000 shares authorized; 249,826,934 shares issued; and 151,298,366 and 151,683,314 shares outstanding at June 30, 2006 and 2005, respectively.	250	250
Additional paid-in capital	397	328
Retained earnings	3,939	3,684
Treasury shares, at cost: 98,528,568 and 98,143,620 shares at June 30, 2006 and 2005, respectively.	(4,527)	(4,463)
Accumulated other comprehensive net losses	(215)	(336)
Unearned compensation	—	(16)

Stockholders’ deficit	(156)	(553)

Total liabilities and stockholders’ deficit	$3,616	$3,617

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
The Clorox Company

							Accumulated
	Common Stock		Additional		Treasury Shares		Other			Total
	Shares		Paid-in	Retained	Shares		Comprehensive	Unearned		Comprehensive
	(000)	Amount	Capital	Earnings	(000)	Amount	Net (Losses) Gains	Compensation	Total	Income
Dollars in millions, except share amounts
Balance at June 30, 2003	249,827	$250	$255	$2,565	(36,150)	$(1,507)	$(339)	$(9)	$1,215
Comprehensive income
Net earnings				549					549	$549
Translation adjustments, net of tax of $1							3		3	3
Change in valuation of derivatives, net of tax of $2							(4)		(4)	(4)
Minimum pension liability adjustments, net of tax							66		66	66

Total comprehensive income										$614

Dividends				(229)					(229)
Employee stock plans			46	(39)	4,275	157		(4)	160
Treasury stock purchased					(4,963)	(220)			(220)

Balance at June 30, 2004	249,827	250	301	2,846	(36,838)	(1,570)	(274)	(13)	1,540
Comprehensive income
Net earnings				1,096					1,096	$1,096
Share Exchange with Henkel KGaA					(61,387)	(2,843)			(2,843)
Translation adjustments resulting from the Henkel KGaA exchange, net of tax of $(10)							21		21	21
Other translation adjustments, net of tax of $(2)							29		29	29
Change in valuation of derivatives, net of tax of $(3)							6		6	6
Minimum pension liability adjustments, net of tax							(118)		(118)	(118)

Total comprehensive income										$1,034

Dividends				(243)					(243)
Employee stock plans			27	(15)	2,831	110		(3)	119
Treasury stock purchased					(2,750)	(160)			(160)

Balance at June 30, 2005	249,827	250	328	3,684	(98,144)	(4,463)	(336)	(16)	(553)
Comprehensive income
Net earnings				444					444	$444
Translation adjustments, net of tax of $(0)							2		2	2
Change in valuation of derivatives, net of tax of $(1)							1		1	1
Minimum pension liability adjustments, net of tax							118		118	118

Total comprehensive income										$565

Dividends				(174)					(174)
Employee stock plans			85	(15)	2,015	71			141
Reclassification upon adoption of Statement of Financial Accounting Standards No. 123-R, Share-Based Payment			(16)					16	—
Treasury stock purchased					(2,400)	(135)			(135)

Balance at June 30, 2006	249,827	$250	$397	$3,939	(98,529)	$(4,527)	$(215)	$—	$(156)

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
The Clorox Company

Years ended June 30	2006	2005	2004
Dollars in millions
Operating activities:
Net earnings	$444	$1,096	$549
Deduct: Earnings from discontinued operations	1	579	59

Earnings from continuing operations	443	517	490
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:
Depreciation and amortization	188	183	189
Share-based compensation	77	11	6
Deferred income taxes	(28)	(45)	26
Restructuring and asset impairment activities	—	38	11
Gain on exchange of Henkel Iberica, S.A.	—	(20)	—
Other	44	41	34
Changes in:
Receivables, net	(29)	33	8
Inventories	26	(17)	(37)
Other current assets	(11)	5	—
Accounts payable and accrued liabilities	(50)	54	72
Income taxes payable	15	22	86
Settlement of income tax contingency (Note 18)	(151)	(94)	—
Pension contributions to qualified plans	(10)	—	(41)

Net cash provided by continuing operations	514	728	844
Net cash provided by discontinued operations	8	37	55

Net cash provided by operations	522	765	899

Investing activities:
Capital expenditures	(180)	(151)	(170)
Businesses acquired	(16)	—	(13)
Proceeds from termination of investment in life insurance contract (Note 7)	41	—	—
Other	(6)	(3)	(51)

Net cash used for investing by continuing operations	(161)	(154)	(234)
Net cash used for investing by discontinued operations	—	—	(2)

Net cash used for investing activities	(161)	(154)	(236)

Financing activities:
Notes and loans payable, net	(204)	68	(75)
Long-term debt borrowings	—	1,635	8
Long-term debt repayments	(29)	—	(215)
Proceeds from option exercise pursuant to Venture Agreement (Note 11)	—	133	—
Treasury stock acquired from related party, Henkel KGaA (Note 2)	—	(2,119)	(65)
Treasury stock purchased from non-affiliates	(135)	(160)	(155)
Cash dividends paid	(173)	(201)	(229)
Issuance of common stock for employee stock plans	79	93	111
Other	—	(1)	24

Net cash used for financing by continuing operations	(462)	(552)	(596)
Net cash used for financing by discontinued operations	—	—	(9)

Net cash used for financing activities	(462)	(552)	(605)

Effect of exchange rate changes on cash and cash equivalents	—	2	2

Net (decrease) increase in cash and cash equivalents	(101)	61	60
Cash and cash equivalents:
Beginning of year	293	232	172

End of year	$192	$293	$232

Supplemental cash flow information:
Cash paid for:
Interest, net of amounts capitalized	$132	$81	$31
Income taxes, net of refunds	$373	$335	$81
Non-cash investing and financing activities:
Share Exchange Agreement
As part of the fiscal year 2005 Share Exchange Agreement, the Company obtained 61,386,509 shares of its common stock in exchange for businesses valued at $745 and cash (Note 2).

Dividends declared and accrued but not paid	$43	$42	$—
See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Clorox Company
(Dollars in millions, except per share amounts)
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
nature of operations and basis of presentation
The Company is principally engaged in the production, marketing and sales of consumer products through mass merchandisers, grocery stores and other retail outlets. The consolidated financial statements include the statements of the Company and its majority-owned and controlled subsidiaries. All significant intercompany transactions and accounts were eliminated in consolidation. Certain reclassifications were made in the consolidated financial statements and related notes to consolidated financial statements to conform to the current year presentation.
use of estimates
The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to accruals for consumer and trade-promotion programs, future product volume and pricing estimates, future cost trends, pension and post-employment benefits, future cash flows associated with impairment testing of goodwill and other long-lived assets, credit worthiness of customers, potential income tax assessments and tax strategies and various insurance matters. Actual results could materially differ from estimates and assumptions made.
new accounting standards & developments
share-based compensation
Effective July 1, 2005, the Company began recording compensation expense associated with stock options and other forms of equity compensation in accordance with Statement of Financial Accounting Standards (SFAS) No. 123-R, Share-Based Payment, as interpreted by Securities and Exchange Commission Staff Accounting Bulletin No. 107. The Company adopted the modified prospective transition method provided for under SFAS No. 123-R and, consequently, has not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock options recognized in the fiscal year ended June 30, 2006, includes: 1) amortization related to the remaining unvested portion of all stock option awards granted prior to July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation; and 2) amortization related to all stock option awards granted on or after to July 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123-R.
The adoption of SFAS No. 123-R also resulted in certain changes to the Company’s accounting for its restricted stock awards and performance unit programs, which are discussed in Note 15 in more detail.
As a result of the adoption of SFAS No. 123-R, the Company’s financial results in fiscal year 2006 were lower than under the Company’s previous accounting method for share-based compensation, by the following amounts:

2006
Earnings from continuing operations before income taxes	$31
Earnings from continuing operations	19
Net earnings	19
Basic net earnings per common share	$0.13
Diluted net earnings per common share	$0.12
Prior to July 1, 2005, the Company accounted for stock options according to the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and therefore no related compensation expense was recorded for awards granted as it was believed that such awards had no intrinsic value. In the fourth quarter of fiscal year 2006, the Company recorded a pretax cumulative charge of $25 ($16 after tax) in selling and administrative expenses related to certain grants dating back to the third quarter of fiscal year 1996 based upon the Company’s determination that such grants had intrinsic value on the applicable measurement dates of the option grants (Note 15).

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Prior to the adoption of SFAS No. 123-R, the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in the consolidated statement of cash flows. SFAS No. 123-R requires that cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for options exercised (excess tax benefits) be classified as financing cash flows. However, cash flows relating to options exercised by employees directly involved in the manufacturing and/or distribution processes are classified as operating cash flows. For the fiscal year ended June 30, 2006, $17 of excess tax benefits were generated from option exercises, and were recognized as financing cash flows.
For stock options granted prior to the adoption of SFAS No. 123-R, if compensation expense for the Company’s various stock option plans had been determined based upon estimated fair values at the grant dates in accordance with SFAS No. 123, the Company’s pro forma net earnings, and basic and diluted earnings per common share, would have been as follows for the fiscal years ended June 30:

	2005	2004
Net earnings:
As reported	$1,096	$549
Fair value-based expense, net of tax	(18)	(19)

Pro forma	$1,078	$530

Net earnings per common share:
Basic
As reported	$6.20	$2.59
Pro forma	6.10	2.50
Diluted
As reported	$6.11	$2.56
Pro forma	6.02	2.47
other new accounting developments
In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4. SFAS No. 151 requires that abnormal amounts of idle facility expenses, freight, handling costs and spoilage costs be recognized as current-period charges, and that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. Effective July 1, 2005, the Company adopted SFAS No. 151, which did not have a material effect on the Company’s consolidated financial statements.
In July 2006, the FASB issued Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. This Interpretation prescribes a consistent recognition threshold and measurement standard, as well as clear criteria for subsequently recognizing, derecognizing and measuring tax positions for financial statement purposes. The interpretation also requires expanded disclosure with respect to the uncertainties as they relate to income tax accounting. FIN No. 48 is effective for fiscal years beginning after December 15, 2006, and must therefore be adopted by the Company no later than its fiscal year ending June 30, 2008. Management is currently evaluating the impact of FIN No. 48. The cumulative effect of the interpretation’s adoption will be an adjustment to beginning retained earnings in the year of adoption.
cash and cash equivalents
Cash equivalents consist of money market and other high quality instruments with an initial maturity of three months or less. Such investments are stated at cost, which approximates market value.
inventories
Inventories are stated at the lower of cost or market. When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market, including any costs to sell or dispose. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value for the purposes of determining the lower of cost or market.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
property, plant and equipment
Property, plant and equipment are stated at cost. Depreciation and amortization expense are calculated by the straight-line method using the estimated useful lives of the related assets. The following table provides estimated useful lives of property, plant and equipment by asset classification:

Classification	Expected Useful Lives

Land improvements	10 — 30 years
Buildings	10 — 40 years
Machinery and equipment	3 — 15 years
Computer equipment	3 years
Capitalized software costs	3 — 7 years
Property, plant and equipment to be held and used is reviewed at least annually for possible impairment. The Company’s impairment review is based on an estimate of the undiscounted cash flow at the lowest level for which identifiable cash flows exist. Impairment occurs when the carrying value of the asset exceeds the estimated future undiscounted cash flows generated by the asset and the impairment is viewed as other than temporary. When an impairment is indicated, an impairment charge is recorded for the difference between the carrying value of the asset and its fair market value. Depending on the asset, fair market value may be determined either by use of a discounted cash flow model, or by reference to estimated selling values of assets in similar condition.
impairment review of intangible assets
The carrying values of goodwill, trademarks and other intangible assets are reviewed annually for possible impairment. The Company’s impairment review is based on a discounted cash flow approach requiring significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign exchange rates, devaluation, inflation and the selection of an appropriate discount rate. Impairment occurs when the carrying value of the reporting unit exceeds the fair value of that reporting unit. An impairment charge is recorded for the difference between the carrying value and the fair value of the reporting unit, which is determined based on the net present value of estimated future cash flows. The Company tests its intangible assets annually in the third fiscal quarter unless there are indications during an interim period that assets may have become impaired. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities, loss of key personnel, and acts by governments and courts, may signal that an asset has become impaired.
employee benefits
The Company has qualified and nonqualified defined benefit plans that cover substantially all domestic employees and certain international employees and provide health care benefits for domestic employees who meet age, participation and length of service requirements at retirement. The Company accounts for its defined benefit and retirement health care plans using actuarial methods required by SFAS No. 87, Employers’ Accounting for Pensions and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, respectively. These methods use an attribution approach that generally spreads “plan events” over the service lives of plan participants. Examples of plan events are plan amendments and changes in actuarial assumptions such as the expected return on plan assets, discount rate, and rate of compensation increase. The principle underlying the attribution approach is that employees render service over their service lives on a relatively “smooth” basis, and therefore the statement of earnings effects of defined benefit and retirement heath care plans are recognized in the same pattern.
One of the principal assumptions used in the net periodic benefit cost calculation is the expected return on plan assets. The required use of an expected return on plan assets may result in recognized pension expense or income that differs from the actual returns of those plan assets in any given year. Over time, however, the goal is for the expected long-term returns to approximate the actual returns and, therefore, the expectation that is the pattern of income and expense recognition should closely match the pattern of the services provided by the participants. The differences between actual and expected returns are recognized in the net periodic benefit cost calculation over the average remaining service period of the plan participants. In developing its expected return on plan assets, the Company considers the long-term actual returns relative to the mix of investments that comprise its plan assets and also develops estimates of future investment returns by considering external sources.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
The Company follows the accounting guidance as specified in SFAS No. 112, Employers Accounting for Postemployment Benefits, for the recognition of certain disability benefits. The Company recognizes an actuarial-based obligation at the onset of disability for certain benefits provided to individuals after employment but before retirement that include medical, dental, vision, life and other benefits.
The Company also has various individual and group incentive compensation programs, including a performance unit program, a bonus program, and a profit sharing element of the Company 401(k) plan. The Company’s contributions to the profit sharing element of the 401(k) plan and payments to managerial staff for the annual bonus program are based on Company performance targets including sales growth and earnings per share. The Company also matches employee 401(k) contributions up to one thousand dollards per year. Further details of the performance units programs are included in Note 15.
environmental costs
The Company is involved in certain environmental remediation and on-going compliance activities. Accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The Company’s accruals reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. The aggregate accrual for environmental matters is included in other liabilities in the Company’s consolidated balance sheets on an undiscounted basis due to the uncertainty and timing of future payments.
restructuring liabilities
The Company recognizes liabilities and expenses associated with exit and disposal costs when facilities are partially or completely closed. Employee termination and severance costs are recognized at the time the severance plan is approved, the amount of termination and severance costs can be estimated and the impacted group of employees is notified, provided the group will not be retained to render service beyond a minimum retention period. Other qualified exit and disposal costs are recognized and measured at fair value in the period in which the related liability is incurred.
revenue recognition
Sales are recognized as revenue when the risk of loss and title pass to the customer, generally at the time of shipment for domestic sales and at the time of customer receipt for international sales, and when all of the following have occurred: a firm sales arrangement exists, pricing is fixed or determinable, and collection is reasonably assured. Sales are recorded net of allowances for returns, trade promotions, coupons and other discounts. Estimated shipping and handling costs are considered in establishing product prices billed to customers and reflected in net customer sales. The Company routinely commits to one-time or on-going trade-promotion programs with customers, and consumer coupon programs that require the Company to estimate and accrue the expected costs of such programs. Programs include cooperative marketing programs, shelf price reductions, advantageous end-of-aisle or in-store displays of the Company’s products, graphics, introductory marketing funds for new products and other trade-promotion activities conducted by the customer. Coupons are recognized as a liability when distributed based upon expected consumer redemptions. The Company maintains liabilities at the end of each period for the estimated expenses incurred, but unpaid for these programs. Trade-promotion and coupon costs are recorded as a reduction of sales.
The Company provides an allowance for doubtful accounts based on its historical experience and a periodic review of its accounts receivable. Receivables were presented net of an allowance for doubtful accounts of $5 at both June 30, 2006 and 2005. The Company’s provision (recovery) for doubtful accounts was $0, $(2) and $(1) in fiscal years 2006, 2005 and 2004, respectively.
cost of products sold
Cost of products sold represents the costs directly related to the manufacture and distribution of the Company’s products and primarily includes raw materials, packaging, contract packer fees, shipping and handling, warehousing, package design, direct and indirect labor and operating costs for the Company’s manufacturing facilities including salary, benefit costs and incentive compensation.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Costs associated with developing and designing new packaging are expensed as incurred and include design, artwork, films, and labeling. Expenses for fiscal years ended June 30, 2006, 2005 and 2004 were $11, $13 and $15, respectively, of which $11, $12, and $14 were classified as cost of products sold, and the remainder was classified as selling and administrative expenses, respectively.
selling and administrative expenses
Selling and administrative expenses represent costs incurred by the Company in generating revenues and managing the business and include market research, commissions, and certain administrative expenses. Administrative expenses include salary, benefits, incentive compensation, professional fees and services, software and licensing fees, and other operating costs associated with the Company’s nonmanufacturing, non-research and development staff, facilities and equipment.
advertising and research and development costs
The Company expenses advertising and research and development costs in the period incurred.
income taxes
The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax bases. Management reviews the Company’s deferred tax assets to determine whether their value can be realized based upon available evidence. A valuation allowance is established when management believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s tax provision in the period of change. In addition to valuation allowances, the Company establishes accruals for certain tax contingencies when, despite the belief that the Company’s tax return positions are fully supported, the Company believes that certain positions are likely to be challenged and that the Company’s positions may not be fully sustained. The tax contingency accruals are adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation. The Company’s tax contingency accruals are reflected as a component of accrued liabilities.
A number of years may elapse before a particular matter, for which the Company has recognized an accrual, is audited and finally resolved. The number of years with open tax audits varies by jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes its tax contingency accruals are adequate to address known tax contingencies. Favorable resolution of such matters could be recognized as a reduction to the Company’s effective tax rate in the year of resolution. Unfavorable settlement of any particular issue could increase the effective tax rate. Any resolution of a tax issue may require the use of cash in the year of resolution.
U.S. income tax expense and foreign withholding taxes are provided on unremitted foreign earnings that are not indefinitely reinvested at the time the earnings are generated. Where foreign earnings are indefinitely reinvested, no provision for U.S. income or foreign withholding taxes is made. When circumstances change and the Company determines that some or all of the undistributed earnings will be remitted in the foreseeable future, the Company accrues an expense in the current period for U.S. income and foreign withholding taxes attributable to the anticipated remittance.
foreign currency translation
Local currencies are the functional currencies for substantially all of the Company’s foreign operations. When the transactional currency is different than the functional currency, transaction gains and losses are included as a component of other (income) expense, net. Assets and liabilities of foreign operations are translated into U.S. Dollars using the exchange rates in effect at the balance sheet reporting date. Income and expenses are translated at the average monthly exchange rates during the year. Gains and losses on foreign currency translations are reported as a component of accumulated other comprehensive income. Deferred taxes are not provided on cumulative translation adjustments where the Company expects earnings of a foreign subsidiary to be indefinitely reinvested. The income tax effect of currency translation adjustments related to foreign earnings from certain countries and joint ventures that are not considered indefinitely reinvested is recorded as a component of deferred taxes with an offset to accumulated other comprehensive net losses.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
net earnings per share
Basic net earnings per common share is computed by dividing net earnings by the weighted average number of common shares outstanding each period on an unrounded basis. Diluted net earnings per common share is computed by dividing net earnings by the diluted weighted average number of common shares outstanding during each period on an unrounded basis. Diluted net earnings per common share reflects the earnings dilution that would occur from the issuance of common shares related to in-the-money stock options, restricted stock and performance units.
derivative instruments
The Company’s use of derivative instruments, principally swap, futures, forward, and option contracts, is limited to non-trading purposes and is designed to manage exposure to changes in interest rates, foreign currencies and commodity prices. The Company’s contracts are economic hedges for transactions with notional balances and periods consistent with the related exposures and do not constitute investments independent of these exposures. Exposure to counterparty credit risk is considered low because these agreements have been entered into with creditworthy institutions.
Most interest rate swaps and commodity purchase and foreign-exchange contracts are designated as fair value or cash flow hedges of long-term debt, raw material purchase obligations or foreign currency denominated debt instruments, based on certain hedge criteria. The criteria used to determine if hedge accounting treatment is appropriate are: (a) the designation of the hedge to an underlying exposure, (b) whether overall risk is being reduced and, (c) whether there is sufficient correlation between the value of the derivative instrument and the underlying obligation. The changes in the fair value of derivatives are recorded as either assets or liabilities in the balance sheet with an offset to net earnings or other comprehensive income, depending on whether, for accounting purposes, the derivative is designated and qualified as a hedge transaction and the type of hedge transaction. For fair-value hedge transactions, changes in the fair value of the derivative and changes in the fair value of the item being hedged are recorded in earnings. For cash flow hedge transactions, changes in the fair value of derivatives are reported as a component of other comprehensive income. The Company also has contracts not designated as hedges for accounting purposes and recognizes changes in the fair value of these contracts in other (income) expense, net.
The Company uses different methodologies, when necessary, to estimate the fair value of its derivative contracts. The estimated fair values of the majority of the Company’s contracts are based on quoted market prices, traded exchange market prices, or broker price quotations, and represent the estimated amounts that the Company would pay or receive to terminate the contracts. Due to the lack of available market price quotations, the Company’s resin commodity contracts are valued using a model which employs forward price curves provided by external sources. The determination of the resin forward curve is based on many economic factors, including technology, labor, material and capital costs, capacity, and supply and demand.
NOTE 2. HENKEL TRANSACTIONS AND DISCONTINUED OPERATIONS
share exchange agreement
On November 22, 2004, the Company completed the exchange of its ownership interest in a subsidiary for Henkel KGaA’s (Henkel) interest in Clorox common stock. Prior to the completion of the exchange, Henkel owned approximately 61.4 million shares, or about 29%, of the Company’s outstanding common stock. The parties agreed that the Company would provide exchange value equal to $46.25 per share of Company stock being acquired in the exchange. The subsidiary transferred to Henkel contained Clorox’s existing insecticides and Soft Scrub® cleanser businesses (jointly, the Operating Businesses), its 20% interest in the Henkel Iberica, S.A. (Henkel Iberica) joint venture, and $2,095 in cash.
Upon closing, the Company recognized a gain of $570 and reversed a total of $8 of deferred income taxes. The gain reflects an aggregate fair value of $745 for the exchanged Operating Businesses and Henkel Iberica, and was based on specified working capital balances that would exist at the closing date. As the specified working capital balances exceeded the actual balances at the closing date by $11, the Company was obligated to pay Henkel approximately $11 by the end of the third quarter of fiscal year 2005. The fair value of the businesses was determined through arms-length negotiations supported by traditional valuation methodologies that included discounted cash flow calculations and sales and earnings multiples.
In addition, the Company paid $13 of transaction costs related to the share exchange, including $9 that was charged to the gain and $4 that was attributed to treasury shares.
The transaction was structured to qualify as a tax-free exchange under Section 355 of the Internal Revenue Code. The Company initially funded the transaction with commercial paper borrowings and subsequently refinanced a portion of the commercial paper borrowings by issuing $1,650 in senior notes.

NOTE 2. HENKEL TRANSACTIONS AND DISCONTINUED OPERATIONS (Continued)
discontinued operations
The following table presents the net sales and earnings from the exchanged Operating Businesses related to the Henkel Share Exchange Agreement:

	2006	2005	2004
Net sales	$16	$87	$162

Income from discontinued operations before income taxes	$1	$37	$87
Income tax expense	—	(8)	(31)

Earnings from discontinued operations	$1	$29	$56

brazil business
In fiscal year 2003, the Company announced its intent to exit its business in Brazil, a reporting unit included in the International segment, due to the poor economic and market conditions and the Company’s lack of business scale in that country. The Company has closed its offices in Brazil and has sold nearly all of the remaining assets of this business, which is classified as a discontinued operation. There were no sales or other significant financial results during fiscal year 2006 and 2005 from the Brazil business. The following table presents the net sales and earnings (losses) from the Brazil business:

2004
Net sales	—

Losses from discontinued operations before income taxes	$(4)
Income tax benefits	7

Earnings from discontinued operations	$3

NOTE 3. RESTRUCTURING AND ASSET IMPAIRMENT
Restructuring and asset impairment charges were $1, $36 and $11 in fiscal years 2006, 2005 and 2004, respectively.

	2006	2005	2004
Restructuring:
Severance	—	$6	$1
Plant closure and other	$1	1	—

Total restructuring	1	7	1
Asset impairment	—	29	10

Total restructuring and asset impairment expense	$1	$36	$11

Accrued restructuring at beginning of year	$2	$3	$6
Restructuring expense	1	7	1
Payments	(1)	(8)	(4)

Accrued restructuring at end of year	$2	$2	$3

During fiscal years 2005 and 2004, the Company recorded restructuring and asset impairment charges of $32 and $11 in conjunction with the Specialty Group operating segment’s Glad® supply chain restructuring. The restructuring involved closing a manufacturing facility and distributing the remaining production between Glad®’s North American plants and third-party suppliers to optimize available capacity and operating costs. The charges in fiscal year 2005 included asset impairment charges of $26, employee severance of $5, and lease termination fees of $1. The Company also recorded incremental operating costs of $7 associated primarily with equipment and inventory transfer charges. The charges in fiscal year 2004 consisted of asset impairment charges of $10 for certain manufacturing equipment and $1 of employee severance costs.

NOTE 3. RESTRUCTURING AND ASSET IMPAIRMENT (Continued)
In fiscal year 2005, the Company also recorded asset impairment charges and severance costs of $4 related to manufacturing operations in the International segment. The fair values of all impaired assets were determined based on the estimated selling values of assets in similar conditions.
NOTE 4. INVENTORIES
Inventories at June 30 were comprised of the following:

	2006	2005
Finished goods	$224	$256
Raw materials and packaging	81	76
Work in process	5	6
LIFO allowances	(14)	(9)
Allowances for obsolescence	(4)	(6)

Total	$292	$323

The last-in, first-out (LIFO) method was used to value approximately 37% and 43% of inventories at June 30, 2006, and 2005, respectively. The carrying values for all other inventories, including inventories of all international businesses, are determined on the first-in, first-out (FIFO) method. If the carrying value of LIFO inventories had been determined using the FIFO method, inventory amounts would have increased by approximately $14 and $9 at June 30, 2006 and 2005, respectively. The effect on earnings of the liquidation of any LIFO layers was not material for the fiscal years ended June 30, 2006, 2005 and 2004.
Changes in the allowance for inventory obsolescence were as follows:

	2006	2005	2004
Beginning of year	$(6)	$(4)	$(3)
Obsolescence provision	(6)	(16)	(14)
Inventory write-offs	8	14	13

End of year	$(4)	$(6)	$(4)

NOTE 5. PROPERTY, PLANT AND EQUIPMENT
The components of property, plant and equipment at June 30 were as follows:

	2006	2005
Land and improvements	$104	$96
Buildings	511	487
Machinery and equipment	1,300	1,245
Computer equipment	129	120
Capitalized software costs	262	235
Construction in progress	84	69

	2,390	2,252
Less: Accumulated depreciation and amortization	(1,386)	(1,253)

Net balance	$1,004	$999

Depreciation and amortization expense related to property, plant and equipment was $170, $170 and $167 in fiscal years 2006, 2005 and 2004, respectively.

NOTE 6. GOODWILL, TRADEMARKS, AND OTHER INTANGIBLE ASSETS
Changes in the carrying amount of goodwill for the fiscal years ended June 30, 2006 and 2005, by operating segment and corporate are summarized below.

	Household Group –	Specialty
	North America	Group	International	Corporate	Total
Balance at June 30, 2004	$421	$83	$169	$69	$742
Henkel exchange	—	(15)	—	—	(15)
Translation adjustments and other	5	—	11	—	16

Balance at June 30, 2005	426	68	180	69	743
Segment transfers	14	—	9	(23)	—
Translation adjustments and other	5	—	(4)	—	1

Balance at June 30, 2006	$445	$68	$185	$46	$744

Changes in trademarks and other intangible assets for the fiscal years ended June 30, 2006 and 2005, are summarized below. The intangible assets, which are subject to amortization, are reported net of accumulated amortization of $177 and $164 at June 30, 2006 and 2005, respectively, of which $49 and $38, respectively, related to technology. The estimated amortization expense for these intangible assets is $13 for fiscal years 2007 and 2008 and $12 for fiscal years 2009, 2010 and 2011, respectively. The weighted-average amortization period for trademarks and other intangibles assets subject to amortization acquired in fiscal year 2006 is 12 years.

	Trademarks and other intangible assets
	subject to amortization			Trademarks
				not subject to
	Technology	Other	Sub-Total	amortization	Total
Net balance at June 30, 2004	$97	$21	$118	$515	$633
Henkel exchange	—	—	—	(32)	(32)
Translation adjustments and other	—	1	1	9	10
Amortization	(10)	(2)	(12)	—	(12)

Net balance at June 30, 2005	87	20	107	492	599
Acquisitions	13	—	13	8	21
Translation adjustments and other	—	—	—	(3)	(3)
Amortization	(11)	(2)	(13)	—	(13)

Net balance at June 30, 2006	$89	$18	$107	$497	$604

The Company performed its annual review of intangible assets in the third fiscal quarter and no instances of impairment were identified. Business valuations of the Colombia and Venezuela reporting units were performed, as these businesses operate under continuing economic and political uncertainties. The fair value for Colombia was only slightly in excess of the carrying amount. The Company is closely monitoring any events, circumstances or changes in the businesses that might imply a reduction in the fair value and might lead to additional impairments. The Company will continue to test annually for impairment in the third fiscal quarter unless there are indications during an interim period that intangible assets may have become impaired.

NOTE 7. OTHER ASSETS
Other assets were comprised of the following at June 30:

	2006	2005
Pension benefit assets	$106	$2
Equity investments	45	47
Investment in low-income housing partnerships	23	33
Investment in insurance contracts	39	49
Non-qualified retirement plan assets	15	18
Other	29	37

Total	$257	$186

pension benefit assets
The Company reported a net pension asset at June 30, 2006, compared to a net pension liability at June 30, 2005, for its domestic plan. The pension asset resulted from the market value of plan assets for the qualified plans at June 30, 2006, exceeding the accumulated benefit obligation. This resulted in reversing the minimum pension liability and related deferred losses in other comprehensive income of $118, net of $71 of deferred income taxes, and reclassifying the balances as a pension benefit asset.
equity investments
The Company holds various equity investments in a number of consumer products businesses, most of which operate outside the United States. The Company has no ongoing capital commitments, loan requirements, guarantees or any other types of arrangements under the terms of its joint venture agreements that would require any future cash contributions or disbursements arising out of a variable interest entity or equity investment, except for the investment in low-income housing partnerships described in the following paragraph.
investment in low-income housing partnerships
The Company owns, directly or indirectly, limited partnership interests of up to 99% in 55 low-income housing partnerships, which are accounted for on the equity basis. The purpose of the partnerships is to develop and operate low-income housing rental properties. The general partners, who typically hold 1% of the partnership interests, are third parties unrelated to the Company and its affiliates, and are responsible for controlling and managing the business and financial operations of the partnerships. The partnerships provide the Company with low-income housing tax credits, which are accounted for in accordance with Emerging Issues Task Force Issue 94-1, Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects. Tax benefits, net of equity in the losses of the low-income housing partnerships, were $4, $(4), and $8 in fiscal years 2006, 2005 and 2004, respectively. The Company’s estimated future capital requirements for the partnerships are approximately $2, $2, $1, $0 and $1 in fiscal years 2007, 2008, 2009, 2010 and 2011, respectively. As a limited partner, the Company is not responsible for any of the liabilities and obligations of the partnerships nor do the partnerships or their creditors have any recourse to the Company other than for the capital requirements. Recovery of the Company’s investments in the partnerships is accomplished through the utilization of low-income housing tax credits, the tax benefits of partnership losses and proceeds from the disposition of rental properties. The risk of these tax credits being unavailable to the Company is considered very low. For the combined group of low-income housing partnerships in which the Company invests, the aggregate underlying assets and liabilities were approximately $332 and $356, respectively, at June 30, 2006. The Company does not consolidate the investment in low-income housing partnerships.
In the third quarter of fiscal year 2005, the Company recorded a $13 pretax charge ($9 after tax or $0.05 per diluted share) in other (income) expense, net to recognize certain partnership operating losses realized in prior fiscal years, the aggregate charge accumulated over the approximate 14-year period during which the Company invested in the partnerships. The Company does not believe these losses are material to the periods in which they should have been reflected or were and, therefore, recorded the entire charge in the third quarter of fiscal year 2005.

NOTE 7. OTHER ASSETS (Continued)
investment in insurance contracts
The Company invests in life insurance policies and records the cash surrender value of the contracts, net of any policy loans, at fair value. Any change in the cash surrender value is reflected in other (income) expense, net.
During the fiscal year ended June 30, 2006, the Company received $41 of proceeds from the termination of one of its investments in insurance contracts. The Company used a portion of these proceeds to repay related long-term debt borrowings of $29, which were previously netted against the investments.
nonqualified retirement plan assets
The majority of the nonqualified retirement plan assets at June 30, 2006, are held in a trust-owned life insurance policy, whose investment assets are a separately-managed equity and debt portfolio administered by an insurance company. The assets held under this insurance policy are recorded at estimated fair value with changes in estimated value recorded in other (income) expense, net.
NOTE 8. ACCRUED LIABILITIES
Accrued liabilities at June 30 consisted of the following:

	2006	2005
Taxes	$144	$281
Compensation and employee benefit costs	100	85
Trade and sales promotion	77	90
Dividends	44	42
Interest	37	43
Venture agreement royalty (Note 11)	10	7
Directors’ fees	4	4
Other	58	62

Total	$474	$614

NOTE 9. DEBT
Notes and loans payable, which mature in less than one year, included the following at June 30:

	2006	2005
Commercial paper	$126	$357
Foreign borrowings	30	2

Total	$156	$359

The weighted average interest rate for notes and loans payable was 4.31%, 2.37% and 1.07% for fiscal years 2006, 2005 and 2004, respectively. The carrying value of notes and loans payable at June 30, 2006 and 2005, approximated the fair value of such debt.

NOTE 9. DEBT (Continued)
Long-term debt at June 30 included the following:

	2006	2005
Senior unsecured notes and debentures:
Floating rate, $500 due December 2007	$500	$500
4.20%, $575 due January 2010, including premiums	577	577
5.00%, $575 due January 2015	575	575
6.125%, $300 due February 2011, including premiums	314	317
7.25%, $150 due March 2007	150	150
Other	2	5

Total	2,118	2,124
Less: Current maturities	(152)	(2)

Long-term debt	$1,966	$2,122

The weighted average interest rate on long-term debt, including the effect of interest rate swaps, was 4.88%, 4.72% and 5.82% for fiscal years 2006, 2005 and 2004, respectively. The estimated fair value of long-term debt, including current maturities, was $2,043 and $2,146 at June 30, 2006 and 2005, respectively.
In December 2004, the Company issued $1,650 in private placement senior notes in connection with the share exchange with Henkel (Note 2). In April 2005, the Company completed an exchange offering that allowed debt holders to exchange private placement senior notes for senior notes registered under the Securities Act of 1933, as amended. The senior notes consist of $500 aggregate principal amount of floating-rate senior notes due December 2007, $575 aggregate principal amount of 4.20% senior notes due January 2010 and $575 aggregate principal amount of 5.00% senior notes due January 2015. The floating-rate senior notes incur interest at a rate equal to three-month LIBOR plus 0.125%, reset quarterly. The interest rate at June 30, 2006, for the floating-rate senior notes was 5.44%. The Company used the full amount of the net proceeds from the offering to repay a portion of the amount outstanding under its commercial paper program used to finance the cash contribution made in connection with the share exchange with Henkel.
Credit facilities at June 30 were as follows:

	2006	2005
Domestic credit line	$1,300	$1,300
Foreign and other credit lines	49	16

Total	$1,349	$1,316

At June 30, 2006, there were no borrowings under the $1,300 credit agreement, which is available for general corporate purposes and to support additional commercial paper issuances. Of the $1,300 credit agreement, $165 expires in December 2009, and $1,135 expires in December 2010. In addition, at June 30, 2006, the Company had $19 available for borrowing under foreign and other credit lines.
Debt maturities at June 30, 2006, are $152, $500, $0, $575, $300 and $575 in fiscal years 2007, 2008, 2009, 2010, 2011, and thereafter, respectively. The Company was in compliance with all restrictive covenants and limitations at June 30, 2006.

NOTE 10. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company’s derivative financial instruments were recorded at fair value in the consolidated balance sheets as assets at June 30 as follows:

	2006	2005
Other current assets:
Commodity purchase contracts	$11	$7
Other assets:
Commodity purchase contracts	1	5
The Company uses commodity futures, swap, and option contracts to fix the price of a portion of its raw-material requirements. Contract maturities, which extend to fiscal year 2008, are matched to the length of the raw-material purchase contracts. Realized contract gains and losses are reflected as adjustments to the cost of the raw materials. The estimated amount of existing pretax net gains for commodity contracts in accumulated other comprehensive net income that is expected to be reclassified into net earnings during the year ending June 30, 2007, is $8. All instruments accorded hedge accounting treatment are considered effective.
The Company also enters into certain foreign-currency related derivative contracts with no specific hedge designations. These contracts, which have been entered into to manage a portion of the Company’s foreign exchange risk, are accounted for by adjusting the carrying amount of the contracts to market value and recognizing any gain or loss in other (income) expense, net.
In fiscal year 2004, the Company discontinued hedge accounting treatment for its resin commodity contracts, which expire in December 2006, as the contracts no longer met the accounting requirements for a cash flow hedge. These contracts are used as an economic hedge of resin prices and changes in the fair value of these contracts are recorded to other (income) expense, net. The pretax effect on net earnings from these contracts was a gain of $2 in each of the fiscal years 2006, 2005 and 2004.
The notional and estimated fair values of the Company’s derivative instruments are summarized below at June 30:

	2006		2005
	Notional	Fair Value	Notional	Fair Value
Derivative instruments
Foreign exchange contracts	$47	—	$32	—
Commodity purchase contracts	84	$12	73	$12
Fair value contracts	21	—	—	—
The carrying values of cash, short-term investments, accounts receivable and accounts payable approximate their fair values at June 30, 2006 and 2005, due to the short maturity and nature of those balances. See Note 9 for fair values of notes and loans payable and long-term debt.

NOTE 11. OTHER LIABILITIES
Other liabilities consisted of the following at June 30:

	2006	2005
Venture agreement net terminal obligation	$261	$258
Retirement healthcare benefits	88	88
Qualified and nonqualified pension plans (Note 7)	49	119
Nonqualified deferred compensation plans	50	55
Environmental remediation	27	33
Long-term disability post employment obligation	24	21
Other	48	44

Total	$547	$618

venture agreement
On January 31, 2003, the Company entered into an agreement with The Procter & Gamble Company (P&G) to form a venture related to the Company’s Glad® plastic bags, wraps and containers business. P&G contributed production and research and development equipment, licenses to use a range of current and future trademarks, and other proprietary technologies to the Company in exchange for an interest in the profits and losses, and cash flows, as contractually defined, of the Glad® business. P&G is also providing and being reimbursed for research and development support to the Glad® business for the first ten years of the venture, subject to renewal options. At inception of the agreement, the production and research and development equipment, and the technologies contributed by P&G were valued and recorded at $29 and $96, respectively. The production and research and development equipment is being depreciated on a straight-line basis over useful lives ranging from two to ten years and intangible assets are being amortized on a straight-line basis over a twelve-year period. The Company also recorded $125 as a net terminal obligation liability at inception of the agreement, which reflected the initial fair value of the contractual requirement to repurchase P&G’s interest at the termination of the agreement.
In January 2005, P&G paid the Company $133 to exercise its option to increase its interest from 10% to 20%, which is the maximum investment P&G is allowed under the venture agreement. The Company recorded a corresponding $133 increase to other liabilities in the third quarter of fiscal year 2005 to reflect the contractual requirement to purchase P&G’s interest at the termination of the agreement. This obligation is being adjusted to fair value on an annual basis.
During the period ended December 31, 2003, all profits, losses and cash flows, as contractually defined, of the Glad® business were allocated to the Company. During calendar year 2004, profits, losses, and cash flows, as contractually defined, of the Glad® business were allocated 95% to the Company and 5% to P&G. For all subsequent calendar year periods, the allocation is 80% to the Company and 20% to P&G.
The agreement can be terminated under certain circumstances, including at P&G’s option upon a change in control of the Company, or, at either party’s option, upon the sale of the Glad® business by the Company. Upon termination of the agreement, the Company will purchase P&G’s interest for cash at fair value as established by a pre-determined valuation procedure. Following termination, the Glad® business will retain the exclusive intellectual property licenses contributed by P&G for the licensed products marketed.

NOTE 12. OTHER CONTINGENCIES
The Company is involved in certain environmental matters, including Superfund and other response actions at various locations. The Company has a recorded liability of $27 and $33 at June 30, 2006 and 2005, respectively, for its share of the related aggregate future remediation cost. One matter in Dickinson County, Michigan, for which the Company is jointly and severally liable, accounts for a substantial majority of the recorded liability at both June 30, 2006 and 2005. The Company is subject to a cost-sharing arrangement with another party for this matter, under which Clorox has agreed to be liable for 24.3% of the aggregate remediation and associated costs, other than legal fees, as the Company and the other party are each responsible for their own such fees. If the other party with whom Clorox shares joint and several liability is unable to pay its share of the response and remediation obligations, Clorox would likely be responsible for such obligations. In October 2004, the Company and the other party agreed to a consent judgment with the Michigan Department of Environmental Quality (MDEQ), which sets forth certain remediation goals and monitoring activities. Based on the current status of this matter, and with the assistance of environmental consultants, the Company maintains an undiscounted liability representing its best estimate of its share of costs associated with the capital expenditures, maintenance and other costs to be incurred over an estimated 30-year remediation period. The most significant components of the liability relate to the estimated costs associated with the remediation of groundwater contamination and excess levels of subterranean methane deposits. Currently, the Company cannot accurately predict the timing of the payments that will likely be made under this estimated obligation. In addition, the Company’s estimated loss exposure is sensitive to a variety of uncertain factors, including the efficacy of remediation efforts, changes in remediation requirements and the timing, varying costs and alternative clean-up technologies that may become available in the future. Although it is possible that the Company’s exposure may exceed the amount recorded, any amount of such additional exposures, or range of exposures, is not estimable at this time.
On August 4, 2006, a derivative action purportedly on behalf of the Company was filed in the Superior Court of California, Alameda County, against certain current and former directors and officers of the Company. Specifically, the plaintiff alleges, among other things, breach of fiduciary duties and waste of corporate assets. These allegations relate to the non-cash compensation expense the Company recorded during the fourth quarter of fiscal year 2006, following a review of its stock option practices (Note 15). The complaint demands, among other forms of relief, judgment in the form of monetary damages sustained by the Company as a result of such practices.
While there can be no assurance as to the ultimate disposition of this action, the Company does not believe that its resolution will have a material adverse effect on its financial position, results of operations or cash flows. Since the Company believes that the likelihood of sustaining material losses is remote, the Company has not accrued a liability at June 30, 2006.
The Company is also subject to various other lawsuits and claims relating to issues such as contract disputes, product liability, patents and trademarks, advertising, employee and other matters. Although the results of claims and litigation cannot be predicted with certainty, it is the opinion of management that the ultimate disposition of these matters, to the extent not previously provided for, will not have a material adverse effect, individually or in the aggregate, on the Company’s consolidated financial statements taken as a whole.
NOTE 13. STOCKHOLDERS’ DEFICIT
The Company has two share repurchase programs, consisting of an open-market program, which has a total authorization of $1,700, and a program to offset the impact of share dilution related to share-based awards (evergreen program), which has no authorization limit. There were no shares repurchased under the open-market program in fiscal year 2006. The total number of cumulative shares repurchased through June 30, 2006, under the open-market program was 22 million shares at a cost of $932, leaving $768 of authorized repurchases remaining under that program. Share repurchases under the evergreen program were $135 (2.4 million shares) in fiscal year 2006.
In fiscal year 2005, there were zero and $160 (2.8 million shares) repurchases under the open-market and evergreen programs, respectively. In November 2004, the Company acquired approximately 61.4 million shares of its common stock from Henkel at a total cost of $2,843, including the value of the exchanged Operating Businesses and the equity interest transferred to Henkel.
During fiscal years 2006, 2005 and 2004, the Company declared dividends per share of $1.15, $1.11, and $1.35, respectively. During fiscal years 2006, 2005 and 2004, the Company paid dividends per share of $1.14, $1.10, and $1.08, respectively.

NOTE 13. STOCKHOLDERS’ DEFICIT (Continued)
Accumulated other comprehensive net losses at June 30, 2006, 2005 and 2004, included the following net-of-tax (losses) gains:

	2006	2005	2004
Currency translation	$(215)	$(217)	$(267)
Derivatives	6	5	(1)
Minimum pension liabilities	(6)	(124)	(6)

Total	$(215)	$(336)	$(274)

For fiscal years 2006, 2005 and 2004, the Company recorded (decreases) increases to deferred tax assets of $(71), $72, and $(41), respectively, which were related to its minimum pension liability adjustments and were reflected as components of total comprehensive income.
NOTE 14. EARNINGS PER SHARE
A reconciliation of the weighted average number of common shares outstanding (in thousands) used to calculate basic and diluted earnings per common share is as follows for the fiscal years ended June 30:

	2006	2005	2004
Basic	150,545	176,586	211,683
Stock options and other	2,456	2,590	2,688

Diluted	153,001	179,176	214,371

Stock options to purchase 439,483, 502,326 and 832,815 shares of common stock for the fiscal years ended June 30, 2006, 2005 and 2004, respectively, were not included in the computation of diluted net earnings per common share because the exercise price of the stock options was greater than the average market price of the common shares and therefore the effect would be antidilutive.
NOTE 15. SHARE-BASED COMPENSATION PLANS
In November 2005, the Company’s stockholders approved the 2005 Stock Incentive Plan (2005 Plan). The 2005 Plan permits the Company to grant various nonqualified, share-based compensation awards, including stock options, restricted stock, performance units, deferred stock units, restricted stock units, stock appreciation rights, performance shares and other stock-based awards. As a result of the adoption of the 2005 Plan, no further awards have been or will be granted from any prior plans, including the 1996 Stock Incentive Plan and the 1993 Directors’ Stock Option Plan. The Company is authorized to grant up to 7 million common shares under the 2005 Plan, of which 5 million common shares were previously available under prior plans. At June 30, 2006, 7 million common shares were available for grant under the 2005 Plan.
Following the adoption of SFAS 123-R, and excluding the $25 pretax cumulative historical stock option charge ($16 after tax) discussed below, the compensation cost and related income tax benefit recognized in the Company’s fiscal year 2006 consolidated financial statements for shared-based compensation plans were classified as follows:

2006
Selling and administrative expenses	$46
Costs of products sold	5
Research and development costs	2

Total compensation cost	$53

Related income tax benefit	$20

Cash received from stock options exercised under all share-based payment arrangements during fiscal year 2006 was $62. The Company issues shares for share-based compensation plans from treasury stock. The Company repurchases shares under its program to offset the estimated impact of share dilution related to share-based awards. In fiscal year ended June 30, 2006, the Company repurchased 2.4 million shares at a total cost of $135. The Company expects to repurchase, at a minimum, between 1.5 million and 2.5 million shares in fiscal year 2007 to offset the impact of share dilution related to share-based awards.

NOTE 15. SHARE-BASED COMPENSATION PLANS (Continued)
Details regarding the valuation and accounting for stock options, restricted stock awards and performance units follow.
stock options
The fair value of each stock option award granted after the adoption of SFAS No. 123-R is estimated on the date of grant using the Black-Scholes valuation model and assumptions noted in the following table:

2006
Expected life	5 years
Expected volatility	24.2% to 28.0%
Risk-free interest rate	3.7% to 4.9%
Dividend yield	1.8% to 2.1%
The expected life of the stock options is based on observed historical exercise patterns. Groups of employees having similar historical exercise behavior are considered separately for valuation purposes. Upon the adoption of FAS 123-R, the Company estimates stock option forfeitures based on historical data for each separate employee grouping, and adjusts the rate to expected forfeitures periodically. The adjustment of the forfeiture rate will result in a cumulative catch-up adjustment in the period the forfeiture estimate is changed. The expected volatility is based on implied volatility from publicly traded options on the Company’s stock at the date of grant, historical implied volatility of the Company’s publicly traded options and other factors. The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option. The dividend yield is based on the projected annual dividend payment per share, divided by the stock price at the date of grant.
The following assumptions were used prior to the adoption of SFAS No. 123-R to estimate the fair value of fiscal year 2005 and 2004 option grants for disclosure purposes:

	2005	2004
Expected life	4 to 6 years	4 to 6 years
Expected volatility	29.2%	33.1%
Risk-free interest rate	3.1% to 5.4%	2.5% to 4.0%
Dividend yield	2.06%	2.45%
Prior to the adoption of SFAS No.123-R, the Company accounted for stock-based compensation using the intrinsic value method. Pro forma disclosures of net earnings, basic and diluted earnings per common share reflecting the Company’s financial results if compensation expense for the various stock option plans had been determined based upon fair values at the grant date are presented in Note 1.
Details of the Company’s stock option plans at June 30 are summarized below:

			Weighted-
			Average
			Remaining
	Number of	Weighted-Average	Contractual	Aggregate
	Shares	Exercise Price	Life	Intrinsic Value
	(in thousands)
Outstanding at June 30, 2005	11,691	$42
Granted	1,142	57
Exercised	(1,951)	32
Cancelled	(392)	51

Outstanding at June 30, 2006	10,490	45	6 years	$165

Options vested and exercisable at:
June 30, 2006	7,016	42	5 years	136

NOTE 15. SHARE-BASED COMPENSATION PLANS (Continued)
The weighted-average fair value per share of each option granted during fiscal years 2006, 2005 and 2004, estimated at the grant date using the Black-Scholes option pricing model, was $14.75, $14.33 and $12.64, respectively. The total intrinsic value of options exercised in fiscal years 2006, 2005 and 2004 was $53, $60 and $80, respectively.
Results for the fourth quarter and fiscal year 2006 include a pretax cumulative charge of $25 ($16 after tax or $0.11 per diluted share), resulting from noncash charges associated with historical stock option compensation expense relating to prior periods dating back to the third quarter of fiscal 1996. The Company identified the additional stock option compensation expense in a voluntary comprehensive review of its stock-option practices that was overseen by the Audit Committee of Clorox’s Board of Directors with the assistance of outside counsel. The Company’s voluntary review identified no evidence of fraud or intentional deviation from generally accepted accounting principles.
The pretax charge for noncash compensation expense includes $15 in equity compensation expense related to the determination of the appropriate measurement date for certain stock option grants, of which $2 relates to certain stock options granted to officers prior to December 2001 and $13 relates to certain stock options granted to non-officer employees prior to October 2004. With respect to substantially all of these stock option grants, the Company identified the measurement date as the date that resulted in the lowest market price over a two-week period rather than the end of the two-week period, as required. Consequently, compensation expense was recorded for certain grants identified as having intrinsic value as of the appropriate measurement date.
The remaining $10 in pretax charges results primarily from the requirement to use variable accounting with respect to certain options granted to officers due to existence of documented approval of the options within six months of the repurchase in 2001 of stock options from the same officers. Although the intent was for the options to have been granted more than six months before the repurchase, there is insufficient documentation to demonstrate that final approval of the option grants was made at least six months prior to the repurchase.
Stock option awards outstanding as of June 30, 2006, have generally been granted at prices that are either equal to or above the market value of the stock on the date of grant. As noted above, certain historical stock options were granted prior to fiscal year 2006 at prices below market value. Stock options outstanding as of June 30, 2006, generally vest over four years and expire no later than ten years after the grant date. Effective July 1, 2005, the Company generally recognizes compensation expense ratably over the vesting period. At June 30, 2006, there was $32 of total unrecognized compensation cost related to nonvested options, which is expected to be recognized over a remaining weighted-average vesting period of three years. The tax benefit realized from stock option exercises in fiscal year 2006 was $16.
restricted stock awards
In accordance with SFAS No. 123-R, the fair value of restricted stock awards is estimated on the date of grant based on the market price of the stock and is amortized to compensation expense on a straight-line basis over the related vesting periods, which are generally three to four years. The total number of restricted stock awards expected to vest is adjusted by estimated forfeiture rates. At June 30, 2006, there was $10 of total unrecognized compensation cost related to nonvested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of three years. The unrecognized compensation cost related to nonvested restricted stock awards was recorded as unearned compensation in stockholders’ deficit at June 30, 2005. As part of the adoption of SFAS No. 123-R, the unrecognized compensation cost related to nonvested restricted stock awards granted prior to July 1, 2005, was included as a component of additional paid-in capital. The total fair value of the shares that vested in fiscal year 2006 was $5. Compensation expense related to the Company’s restricted stock programs was $8, $6 and $6, respectively, for the fiscal years 2006, 2005 and 2004. The total recognized tax benefit was $3, $2 and $2, respectively, for the fiscal years 2006, 2005 and 2004.
A summary of the status of the Company’s restricted stock awards at June 30 is presented below:

		Weighted-Average
	Number of	Grant-Date Fair Value
	Shares	Per Share
	(in thousands)
Restricted stock awards at June 30, 2005	589	$45
Granted	82	57
Vested	(115)	41
Forfeited	(27)	48

Restricted stock awards at June 30, 2006	529	47

NOTE 15. SHARE-BASED COMPENSATION PLANS (Continued)
performance units
The Company’s performance unit grants subsequent to the adoption of SFAS No. 123-R provide for the issuance of common stock to certain managerial staff and executive management if the Company achieves specified return on invested capital performance targets. The performance unit grants generally vest after three years. The fair value of each grant issued after the adoption of SFAS No. 123-R is estimated on the date of grant based on the current market price of the stock. The total amount of compensation expense recognized reflects estimated forfeiture rates, and the initial assumption that performance goals will be achieved. Compensation expense is adjusted quarterly based on management’s assessment of the probability that performance goals will be achieved. If such goals are not met or it is determined that achievement of performance goals is not probable, any previously recognized compensation expense is reversed.
During fiscal year 2006, the Company granted 504,350 performance units, which had a weighted-average fair value on the grant date of $57 per share and are not vested as of June 30, 2006. The number of shares issued will be dependent upon vesting and the achievement of specified performance targets. At June 30, 2006, there was $17 of total unrecognized compensation cost related to nonvested performance unit grants issued after the adoption of SFAS 123-R, which is expected to be recognized over a remaining weighted-average performance period of two years. The compensation expense and related income tax benefit recognized in fiscal year 2006 related to the performance units granted during the period was $10 and $4, respectively. During fiscal year 2006, 20,320 performance units that had been granted during the period were forfeited.
Prior to the adoption of SFAS No. 123-R, the Company granted to certain members of management performance units that provided for the issuance of common stock if the Company’s total shareholder return over a period of time met specified performance goals based on comparisons with the performance of a selected peer group of companies. In fiscal year 2005, the Company began accruing a liability for the fiscal year 2002 performance unit grants, which vested in September 2005. In addition, in fiscal year 2006, after determining it was likely that certain performance goals would be met, the Company began accruing for the fiscal year 2003 performance unit grants, which are scheduled to vest in September 2006. Based on the June 30, 2006, market price of the Company’s stock, the unrecognized expense for the performance unit grants scheduled to vest in September 2006, is $1. Compensation expense related to the performance unit grants made prior to the adoption of SFAS 123-R was $8, $6, and $0 for fiscal years 2006, 2005 and 2004, respectively. The total recognized tax benefit was $3, $2 and $0, respectively, for the fiscal years 2006, 2005 and 2004.
Performance units granted prior to the adoption of SFAS No. 123-R also include a grant that is scheduled to vest in September 2007. The Company has not yet recorded a liability relating to this program because the vesting date extends too far into the future to determine the probability that the total shareholder return performance goals will be achieved. Based on the June 30, 2006, market price of the Company’s stock, the fair value of the performance unit grants scheduled to vest in September 2007 is $8. At June 30, 2006, there were 254,740 performance units outstanding that were granted prior to the adoption of SFAS No. 123-R, of which zero have vested. The total fair value of performance units that vested in fiscal year 2006 was $6.

NOTE 16. LEASES AND OTHER COMMITMENTS
The Company leases transportation equipment and various manufacturing, warehousing, and office facilities. The Company’s leases are classified as operating leases and the Company’s existing contracts will expire by 2019. The Company expects that in the normal course of business, existing contracts will be renewed or replaced by other leases. The following is a schedule of future minimum rental payments required under the Company’s existing non-cancelable lease agreements:

Future Minimum
Fiscal Year	Rental Payments
2007	$25
2008	23
2009	19
2010	17
2011	14
Thereafter	52

Total	$150

Rental expense for all operating leases was $50, $46 and $68 in fiscal years 2006, 2005 and 2004, respectively. Space not occupied by the Company in its headquarters building is rented to other tenants under operating leases expiring through 2014. Future minimum rentals to be received under these leases total $7 and do not exceed $2 in any one year.
The Company is also party to certain purchase obligations, which are defined as purchase agreements that are enforceable and legally-binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. Examples of the Company’s purchase obligations include commitments for advertising, raw material and contract packing purchases, utility agreements, capital expenditure agreements, software acquisition and license commitments, and service contracts. At June 30, 2006, the Company’s purchase obligations totaled $191, $45, $16, $6, $4 and $2 for fiscal years 2007 through 2011, and thereafter, respectively.
NOTE 17. OTHER (INCOME) EXPENSE, NET
The major components of other (income) expense, net for the fiscal years ended June 30 were:

	2006	2005	2004
Henkel Iberica:
Gain on exchange	—	$(20)	—
Equity in earnings	—	(5)	$(11)

	—	(25)	(11)

Interest income	$(10)	(10)	(4)
Foreign exchange gains, net	—	(8)	—
Equity in earnings of unconsolidated affiliates	(7)	(5)	(6)
Low-income housing partnership losses (Note 7)	15	16	—
Amortization of trademarks and other intangible assets	5	4	7
Other	(5)	5	5

	(2)	2	2

Total other (income) expense, net	$(2)	$(23)	$(9)

The Company recorded an $11 benefit ($8 after tax or $0.04 per diluted share) to other (income) expense, net in fiscal year 2005 to recognize certain currency transaction gains which accumulated over a four-year period in a foreign subsidiary. The Company does not believe the foreign currency transaction gains are material to the periods in which they should have been reflected or were and therefore recorded the entire benefit in fiscal year 2005.

NOTE 18. INCOME TAXES
The provision for income taxes on continuing operations, by tax jurisdiction, consisted of the following for the fiscal years ended June 30:

	2006	2005	2004
Current
Federal	$178	$209	$186
State	20	24	19
Foreign	40	26	32

Total current	238	259	237

Deferred
Federal	(15)	(62)	29
Federal — American Jobs Creation Act	(8)	12	—
State	(1)	(5)	(4)
Foreign	(4)	8	—

Total deferred	(28)	(47)	25

Total	$210	$212	$262

The components of earnings from continuing operations before income taxes, by tax jurisdiction, were as follows for the fiscal years ended June 30:

	2006	2005	2004
United States	$516	$587	$639
Foreign	137	142	113

Total	$653	$729	$752

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate on continuing operations follows for the fiscal years ended June 30:

	2006	2005	2004
Statutory federal tax rate	35.0%	35.0%	35.0%
State taxes (net of federal tax benefits)	1.4	1.7	1.9
Tax differential on foreign earnings	(2.4)	(0.6)	(1.2)
Net adjustment of prior year federal and state tax accruals	1.9	(2.9)	0.5
Change in valuation allowance	(0.6)	(1.4)	(0.4)
Low-income housing tax credits	(1.4)	(0.9)	(1.1)
Other differences	(1.8)	(1.8)	0.2

Effective tax rate	32.1%	29.1%	34.9%

Applicable U.S. income and foreign withholding taxes have not been provided on approximately $23 of undistributed earnings of certain foreign subsidiaries at June 30, 2006, since these earnings are considered indefinitely reinvested. The net federal income tax liability that would arise if these earnings were not indefinitely reinvested is approximately $3. Applicable U.S. income and foreign withholding taxes have been provided on these earnings in the periods in which they are repatriated.
During fiscal year 2006, the Company repatriated approximately $265 of cash previously held in foreign entities. Of this amount, $111 represented dividends paid under the terms of the American Jobs Creation Act (AJCA) that the Company plans to use for reinvestment in certain qualified activities. All entities whose earnings had been designated as indefinitely reinvested prior to remitting qualified dividends under the terms of the AJCA have reverted back to indefinite reinvestment status as of June 30, 2006.
With respect to the Company’s stock option plans, realized tax benefits in excess of tax benefits recognized in net earnings are recorded as increases to additional paid-in capital. Excess tax benefits of approximately $17, $22 and $32 were realized and recorded to additional paid in capital for the fiscal years 2006, 2005 and 2004, respectively. In addition, previously recognized tax benefits of $5, relating to the cumulative charge described at Note 15, were reclassified from additional paid-in capital to income tax expense during the fiscal year 2006.

NOTE 18. INCOME TAXES (Continued)
The components of deferred tax assets and liabilities at June 30 are shown below:

	2006	2005
Deferred tax assets
Compensation and benefit programs	$84	$55
Basis difference related to Venture Agreement (Note 11)	30	34
Net operating loss and tax credit carryforwards	20	26
Minimum pension funding obligation	4	75
Other	67	33

Subtotal	205	223
Valuation allowance	(26)	(33)

Total deferred tax assets	179	190

Deferred tax liabilities
Fixed and intangible assets	(168)	(173)
Low-income housing partnerships	(24)	(24)
Accruals and reserves	(14)	(9)
Other	(69)	(43)

Total deferred tax liabilities	(275)	(249)

Net deferred tax liabilities	$(96)	$(59)

The net deferred tax assets and liabilities included in the consolidated balance sheet at June 30 were as follows:

	2006	2005
Current deferred tax assets	$24	$16
Noncurrent deferred tax assets	9	8
Current deferred tax liabilities	—	(1)
Noncurrent deferred tax liabilities	(129)	(82)

Net deferred tax liabilities	$(96)	$(59)

The Company periodically reviews its deferred tax assets for recoverability. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Valuation allowances have been provided to reduce deferred tax assets to amounts considered recoverable. Details of the valuation allowance at June 30 were as follows:

	2006	2005
Valuation allowance at beginning of year	$(33)	$(39)
Other	7	6

Valuation allowance at end of year	$(26)	$(33)

NOTE 18. INCOME TAXES (Continued)
At June 30, 2006, the Company had federal foreign tax credit carryforwards of $5 with an expiration date in fiscal year 2016. In addition, the Company had income tax credit carryforwards in foreign jurisdictions of $1 with an expiration date in fiscal year 2008. Tax benefits from foreign net operating loss carryforwards of $11 have expiration dates between fiscal years 2007 and 2016. Tax benefits from foreign net operating loss carryforwards of $3 may be carried forward indefinitely.
In April 2005, the Company reached an agreement with the IRS resolving certain tax issues originally arising in the period from 1997 through 2000. As a result of the settlement agreement, the Company paid $94 (excluding $6 of tax benefits) in fiscal year 2005 and $151 (excluding $13 of tax benefits) in fiscal year 2006, respectively. The Company had previously accrued for this contingency and released approximately $23 in tax accruals related to this matter in fiscal year 2005.
The IRS has now completed audits of the Company’s income tax returns through fiscal year 2002, and additional tax matters related to these audits are now being reviewed at the IRS appeals level. Resolution of these matters is not expected to have a material impact to earnings.
NOTE 19. EMPLOYEE BENEFIT PLANS
retirement income plans
The Company has qualified and nonqualified defined benefit plans that cover substantially all domestic employees and certain international employees. Benefits are based on either employee years of service and compensation or a stated dollar amount per years of service. The Company is the sole contributor to the plans in amounts deemed necessary to provide benefits and to the extent deductible for federal income tax purposes. Assets of the plans consist primarily of marketable equity and debt security investments. The Company made a discretionary qualified domestic pension contribution of $10, $0 and $37 to its domestic qualified retirement income plans in fiscal years 2006, 2005 and 2004, respectively. The Company has also contributed $0, $1 and $4 to its foreign retirement income plans for fiscal years 2006, 2005 and 2004, respectively. The Company’s funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit tax laws plus additional amounts as the Company may determine to be appropriate.
retirement health care
The Company provides certain health care benefits for employees who meet age, participation and length of service requirements at retirement. The plans pay stated percentages of covered expenses after annual deductibles have been met. Benefits paid take into consideration payments by Medicare. The plans are funded as claims are paid, and the Company has the right to modify or terminate certain of these plans.
The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation (APBO) was 9% for medical and 13% for prescription drugs for fiscal year 2006. These rates have been assumed to gradually decrease by 1% for each year until an assumed ultimate trend of 5% is reached in 2012 for medical and 2014 for prescription drugs. The healthcare cost trend rate assumption has an effect on the amounts reported. The effect of a one percentage point increase or decrease in the assumed healthcare cost trend rate on the total service and interest cost components and the postretirement benefit obligation was approximately $1 at June 30, 2006, 2005 and 2004.

NOTE 19. EMPLOYEE BENEFIT PLANS (Continued)
Summarized information for the Company’s retirement income and healthcare plans at and for the fiscal year ended June 30:

	Retirement Income		Retirement Health Care
	2006	2005	2006	2005
Change in benefit obligations:
Benefit obligation at beginning of year	$530	$404	$84	$77
Service cost	12	13	2	2
Interest cost	25	26	4	5
Employee contributions to deferred compensation plans	5	7	—	—
Actuarial loss (gain)	(84)	112	(9)	6
Benefits paid	(35)	(32)	(4)	(6)

Benefit obligation at end of year	453	530	77	84

Change in plan assets:
Fair value of assets at beginning of year	339	334	—	—
Actual return on plan assets	30	29	—	—
Employer contributions to qualified and nonqualified plans	20	8	4	6
Benefits paid	(35)	(32)	(4)	(6)

Fair value of plan assets at end of year	354	339	—	—

Unfunded status	(99)	(191)	(77)	(84)
Unrecognized prior service cost	(2)	(3)	(9)	(10)
Unrecognized loss	118	220	3	12

Prepaid (accrued) benefit cost	$17	$26	$(83)	$(82)

Amount recognized in the balance sheets consists of:
Pension benefit assets	$106	$2	—	—
Accrued benefit liability	(99)	(175)	$(83)	$(82)
Accumulated other comprehensive net losses, before deferred tax benefits	10	199	—	—

Net amount recognized	$17	$26	$(83)	$(82)

The projected benefit obligation (PBO), accumulated benefit obligation (ABO) and fair value of plan assets for those pension plans with an ABO in excess of plan assets were $51, $47, and $0, respectively, at June 30, 2006, and $460, $445 and $326, respectively, at June 30, 2005. The PBO, ABO and fair value of plan assets for other retirement income plans, including the nonqualified deferred compensation plans, with an ABO in excess of plan assets were $51, $51, and $0, respectively, at June 30, 2006, and $57, $57 and $0, respectively, at June 30, 2005. The ABO for pension plans was $391 and $457 at June 30, 2006 and 2005. The ABO for all retirement income plans decreased by $73 in fiscal year 2006, primarily due to an increase in the discount rate assumption used in the domestic plans from 5.00% to 6.25%. The Company uses a June 30 measurement date for its significant benefit plans.
At June 30, 2006 and 2005, the Company recorded additional minimum pension liabilities of $10 and $199, respectively, which were included in accumulated other comprehensive net losses, with an offset to other liabilities. The additional minimum liability is required when the ABO is greater than the fair market value of plan assets and represents the excess of the ABO over the accrued benefit cost. At June 30, 2006 and 2005, the Company recorded deferred taxes of $4 and $75 associated with the additional minimum pension liabilities with an offset to accumulated other comprehensive net losses.

	Retirement Income			Retirement Health Care
	2006	2005	2004	2006	2005	2004
Components of net periodic benefit cost
Service cost	$11	$13	$12	$2	$2	$2
Interest cost	25	26	24	4	5	5
Expected return on plan assets	(27)	(28)	(29)	—	—	—
Plan adjustments	—	—	—	—	—	—
Amortization of unrecognized items	14	8	6	(1)	(2)	(1)

Total net periodic benefit cost	$23	$19	$13	$5	$5	$6

NOTE 19. EMPLOYEE BENEFIT PLANS (Continued)
The target allocations and weighted average asset allocations of the investment portfolio for the Company’s domestic qualified retirement income plan at June 30 are:

		% of Plan Assets
	% Target	at June 30
	Allocation	2006	2005
Asset Category
U.S. equity	57%	57%	58%
International equity	18	19	18
Fixed income	25	24	24

Total	100%	100%	100%

The expected long-term rate of return assumption is based on an analysis of historical experience of the portfolio and the summation of prospective returns for each asset class in proportion to the fund’s current asset allocation. The discount rate assumption is determined annually based on the Moody’s Aa-rated long-term bonds, which approximate the timing and cash outflows of the Company’s defined benefit payments. The target asset allocation was determined based on the risk tolerance characteristics of the plan and, at times, may be adjusted to achieve the Company’s overall investment objective and to minimize any concentration of investment risk. The Company’s objective is to invest plan assets in a manner that will generate resources to pay current and projected plan obligations over the life of the domestic qualified retirement income plan.
Weighted-average assumptions used to estimate the actuarial present value of benefit obligations at June 30 and the net periodic pension and other postretirement benefit expenses (income) for the fiscal year ended June 30, are as follows:

	Retirement Income		Retirement Health Care
	2006	2005	2006	2005
Benefit Obligation
Discount rate
Range	5.50% to 6.25%	5.00% to 5.25%	5.75% to 6.25%	5.00% to 5.25%
Weighted average	6.23%	5.01%	6.22%	5.01%
Rate of compensation increase
Range	3.50% to 5.50%	3.50% to 5.50%	n/a	n/a
Weighted average	4.17%	4.17%	n/a	n/a
Expected return on plan assets
Range	6.50% to 8.25%	6.50% to 8.25%	n/a	n/a
Weighted average	8.18%	8.18%	n/a	n/a

	Retirement Income
	2006	2005	2004
Net periodic expense (income)
Discount rate
Range	5.00% to 5.25%	5.50% to 6.50%	4.75% to 6.25%
Weighted average	5.01%	6.49%	6.24%
Rate of compensation increase
Range	3.50% to 5.50%	3.50% to 5.50%	3.50% to 5.50%
Weighted average	4.17%	4.17%	4.17%
Expected return on plan assets
Range	6.50% to 8.25%	6.50% to 8.25%	6.50% to 8.25%
Weighted average	8.18%	8.18%	8.19%

NOTE 19. EMPLOYEE BENEFIT PLANS (Continued)

	Retirement Health Care
	2006	2005	2004
Net periodic expense (income)
Discount rate
Range	5.00% to 5.25%	6.25 % to 6.50%	6.25% to 6.50%
Weighted average	5.01%	6.49%	6.49%
Expected benefit payments for the Company’s pension and other postretirement plans are as follows:

	Retirement	Retirement
	Income	Health Care
2007	$33	$6
2008	33	6
2009	35	6
2010	35	6
2011	38	6
Fiscal years 2012–2016	177	31
Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service.
DEFINED CONTRIBUTION PLANS
The Company has defined contribution plans for most of its domestic employees. The cost of those plans is based on the Company’s profitability and level of participants’ deferrals qualifying for match. The plans include The Clorox Company 401(k) Plan, which has two components, a 401(k) component and a profit sharing component. Employee contributions made to the 401(k) component are partially matched with Company contributions. Company contributions to the profit sharing component above 3% of employee eligible earnings are discretionary and are based on Company performance targets including sales growth, and earnings per share. The aggregate cost of the defined contribution plans was $25, $22 and $26 in fiscal years 2006, 2005 and 2004, respectively, including $21, $18 and $22, respectively, of discretionary contributions. The Company also has defined contribution plans for certain of its international employees. The aggregate cost of these foreign plans was $2, $2 and $2 in fiscal years 2006, 2005 and 2004, respectively.

NOTE 20. SEGMENT REPORTING
Information regarding the Company’s operating segments is shown below. Each segment is individually managed with separate operating results that are reviewed regularly by the chief operating decision makers. Intersegment sales are insignificant. The operating segments include:
•	Household Group — North America, formerly known as Household Products — North America: Includes U.S. bleach, cleaning, water-filtration, auto-care and professional products; and all products marketed in Canada.
•	Specialty Group, formerly known as Specialty Products: Includes the plastic bags, wraps and containers businesses, charcoal, cat litter and food products marketed in the United States.
•	International, formerly known as Household Products — Latin America/Other: Includes operations outside the United States and Canada.
Corporate includes certain nonallocated administrative costs, amortization of trademarks and other intangible assets, interest income, interest expense, foreign exchange gains and losses, and other nonoperating income and expense. Corporate assets include cash and cash equivalents, the Company’s headquarters and research and development facilities, information systems hardware and software, pension balances, and other investments.

		Household	Specialty			Total
	Fiscal Year	Group	Group	International	Corporate	Company
Net sales	2006	$2,113	$1,892	$639	—	$4,644
	2005	2,013	1,788	587	—	4,388
	2004	1,963	1,677	522	—	4,162
Earnings (losses) from continuing operations before income taxes	2006	671	460	129	$(607)	653
	2005	629	435	123	(458)	729
	2004	630	417	119	(414)	752
Equity in earnings of affiliates	2006	—	—	7	—	7
	2005	—	—	13	(1)	12
	2004	—	—	17	—	17
Identifiable assets	2006	1,356	893	581	786	3,616
	2005	1,338	862	571	846	3,617
Capital expenditures	2006	34	81	14	51	180
	2005	39	61	9	42	151
	2004	30	61	6	73	170
Depreciation and amortization	2006	43	63	16	66	188
	2005	41	64	10	68	183
	2004	40	63	11	75	189
Significant non-cash charges included in earnings from continuing operations before income taxes:
Asset impairment costs	2006	—	—	—	—	—
	2005	—	26	3	—	29
	2004	—	10	—	—	10
Share-based compensation (1)	2006	—	—	—	77	77
	2005	—	—	—	11	11
	2004	—	—	—	6	6

(1)	Includes a pretax cumulative charge of $25 resulting from noncash charges associated with historical stock option compensation expense relating to prior periods dating back to the third quarter of fiscal 1996.
Included in the fiscal year 2006 Corporate segment losses from continuing operations before income taxes was a charge of $11 ($7 after tax) related to the former chairman and CEO’s heath-related retirement from his positions. The after tax charge includes $4 related to expected accelerated vesting of certain noncash stock compensation and $3 in connection with expected salary continuation in accordance with the terms of the Company’s stock compensation and long-term disability plans.

NOTE 20. SEGMENT REPORTING (Continued)
The $20 gain recorded in fiscal year 2005 on the exchange of Henkel Iberica was included in the Corporate segment.
Net sales to the Company’s largest customer, Wal-Mart Stores, Inc. and its affiliates, were 26%, 26% and 25% of consolidated net sales in fiscal years 2006, 2005 and 2004, respectively, and occurred primarily within the Household Group and Specialty Group segments. No other customers exceeded 10% of consolidated net sales in any year. During fiscal years 2006, 2005 and 2004, the Company’s five largest customers accounted for 41%, 40% and 40% of its net sales, respectively.
Sales of Glad® trash bags represented approximately 14%, 12% and 10%, respectively, of total Company net sales in fiscal year 2006, 2005 and 2004. Sales of Clorox® liquid bleach represented approximately 13%, 11% and 12%, respectively, of total Company net sales in fiscal year 2006, 2005 and 2004. No other product line exceeded 10% of net sales in either fiscal year 2006, 2005 or 2004.
Net sales and long-lived assets by geographic area at and for the fiscal years ended June 30 were as follows:

				Total
	Fiscal Year	United States	Foreign	Company
Net sales	2006	$3,878	$766	$4,644
	2005	3,692	696	4,388
	2004	3,547	615	4,162
Long-lived assets	2006	887	117	1,004
	2005	883	116	999
NOTE 21. GUARANTEES
In conjunction with divestitures and other transactions, the Company may provide indemnifications relating to the enforceability of trademarks, pre-existing legal, tax, environmental and employee liabilities, as well as provisions for product returns and other items. The Company has indemnification agreements in effect that specify a maximum possible indemnification exposure. The Company’s aggregate maximum exposure from these agreements is $291, which consists primarily of an indemnity of up to $250 made to Henkel in connection with the Share Exchange Agreement, subject to a minimum threshold of $12 before any payments would be made. The general representations and warranties made by the Company in connection with the Henkel Share Exchange Agreement were made to guarantee statements of fact at the time of the transaction closing and pertain to environmental, legal and other matters and have terms with varying expiration dates.
In addition to the indemnifications related to the general representations and warranties, the Company entered into an agreement with Henkel regarding certain tax matters. The Company made certain representations of fact as of the closing date of the exchange transaction and certain representations and warranties regarding future performance designed to preserve the tax-free status of the exchange transaction. In general, the Company agreed to be responsible for Henkel’s taxes on the transaction if the Company’s actions result in a breach of the representations and warranties in a manner that causes the share-exchange to fail to qualify for tax-free treatment. Henkel has agreed to similar obligations. The Company is unable to estimate the amount of maximum potential liability relating to the tax indemnification as the agreement does not specify a maximum amount, and the Company does not have the information that would be required to calculate this exposure. The Company does note, however, that the potential tax exposure, if any, could be very significant as the Company believes Henkel’s tax basis in the shares exchanged is low, and the value of the subsidiary stock transferred to Henkel in the exchange transaction was approximately $2,800. Although the agreement does not specify an indemnification term, any exposure under the agreement would be limited to taxes assessed prior to the expiration of the statute of limitations period for assessing taxes on the share exchange transaction. Based on the nature of the representations and warranties as well as other factors, the Company has not accrued any liability under this indemnity.
The Company is a party to a $22 letter of credit issued to one of its insurance carriers.
The Company has not recorded any liabilities on any of the aforementioned guarantees at June 30, 2006.

NOTE 22. UNAUDITED QUARTERLY DATA

	Quarters Ended
	September 30	December 31	March 31	June 30	Total Year
Fiscal year ended June 30, 2006
Net sales	$1,104	$1,064	$1,157	$1,319	$4,644

Cost of products sold	$638	$628	$677	$742	$2,685

Earnings from continuing operations (1)	$108	$83	$110	$142	$443
Earnings from discontinued operations, net of tax	1	—	—	—	1

Net earnings	$109	$83	$110	$142	$444

Per common share:
Net earnings
Basic
Continuing operations	$0.71	$0.56	$0.73	$0.94	$2.94
Discontinued operations	0.01	—	—	—	0.01

Net earnings	$0.72	$0.56	$0.73	$0.94	$2.95

Diluted
Continuing operations	$0.70	$0.55	$0.72	$0.92	$2.89
Discontinued operations	0.01	—	—	—	0.01

Net earnings	$0.71	$0.55	$0.72	$0.92	$2.90

Dividends per common share	$0.28	$0.29	$0.29	$0.29	$1.15
Market price (NYSE)
High	$58.11	$57.96	$63.53	$65.61	$65.61
Low	54.30	52.50	56.38	58.54	52.50
Year-end					60.97

(1)	In the fourth quarter of fiscal year 2006, the Company recorded a pretax cumulative charge of $25 ($16 after tax) resulting from noncash charges associated with historical stock option compensation expense relating to prior periods dating back to the third quarter of fiscal 1996. The Company does not believe these expenses are material to the periods in which they should have been reflected and therefore recorded the entire charge in the fourth quarter of fiscal year 2006.

NOTE 22. UNAUDITED QUARTERLY DATA (Continued)

	Quarters Ended
	September 30	December 31	March 31	June 30	Total Year
Fiscal year ended June 30, 2005
Net sales	$1,048	$1,000	$1,086	$1,254	$4,388

Cost of products sold	$591	$569	$632	$701	$2,493

Earnings from continuing operations (1)(2)	$109	$136	$116	$156	$517
Earnings from discontinued operations, net of tax	14	563	2	—	579

Net earnings (3)	$123	$699	$118	$156	$1,096

Per common share (4):
Net earnings
Basic
Continuing operations	$0.51	$0.73	$0.76	$1.02	$2.92
Discontinued operations	0.07	3.00	0.01	—	3.28

Net earnings	$0.58	$3.73	$0.77	$1.02	$6.20

Diluted
Continuing operations	$0.50	$0.72	$0.75	$1.00	$2.88
Discontinued operations	0.07	2.96	0.01	—	3.23

Net earnings	$0.57	$3.68	$0.76	$1.00	$6.11

Dividends paid	$0.27	$0.27	$0.28	$0.28	$1.10
Dividends per common share	—	—	—	0.28	0.28
Market price (NYSE)
High	$54.93	$59.45	$63.48	$66.04	$66.04
Low	48.90	53.20	56.80	55.15	48.90
Year-end					55.72

(1)	In the first quarter of fiscal year 2005, the Company recorded pretax asset impairment charges of $27 ($17 after tax) related to the supply chain restructuring initiative for the Glad® business, part of the Specialty Group operating segment.

(2)	The Company released approximately $23 in tax accruals in the third quarter as a result of reaching settlement on an income tax contingency, thereby reducing income tax expense on continuing operations.

(3)	Upon closing of the Henkel exchange transaction in the second quarter, the Company recognized a total gain of $570 and reversed a total of $8 of deferred income taxes. Of the total gain recognized, $550 relates to the Operating Businesses and is included in discontinued operations and $20 relates to Henkel Iberica and is included in continuing operations. Of the total deferred tax reversal, $6 relates to the Operating Businesses and is included in discontinued operations and $2 relates to Henkel Iberica and is included in continuing operations.

(4)	On November 22, 2004, the Company acquired 61.4 million shares of its common stock from Henkel as part of the share exchange.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
Management evaluated the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Management, under the supervision and with the participation of the Company’s interim Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting at June 30, 2006 and concluded that it is effective.
The Company’s independent registered public accounting firm, Ernst & Young, LLP has audited the effectiveness of the Company’s internal control over financial reporting and management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of The Clorox Company
We have audited the accompanying consolidated balance sheets of The Clorox Company as of June 30, 2006 and 2005, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2006. Our audits also included the financial statement schedule in Exhibit 99.2. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Clorox Company at June 30, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Clorox Company’s internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 22, 2006 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
San Francisco, California
August 22, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of The Clorox Company
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that The Clorox Company maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Clorox Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that The Clorox Company maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Clorox Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Clorox Company as of June 30, 2006 and 2005, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2006, and our report dated August 22, 2006 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
San Francisco, California
August 22, 2006

FIVE-YEAR FINANCIAL SUMMARY
The Clorox Company

Years ended June 30	2006(1)	2005(2)	2004	2003(2)	2002(3)

Dollars in millions, except share data and percentages
OPERATIONS
Net sales	$4,644	$4,388	$4,162	$3,986	$3,859
Cost of products sold	2,685	2,493	2,331	2,171	2,222

Gross profit	1,959	1,895	1,831	1,815	1,637
Selling and administrative expenses	631	551	543	523	516
Advertising costs	450	435	420	446	381
Research and development costs	99	88	84	75	64
Restructuring and asset impairment costs	1	36	11	33	184
Interest expense	127	79	30	28	38
Other income, net	(2)	(23)	(9)	(8)	(23)

Earnings from continuing operations before income taxes	653	729	752	718	477
Income taxes on continuing operations	210	214	262	257	173
Reversal of deferred taxes from equity investment in Henkel Iberica S.A.	—	(2)	—	—	—

Earnings from continuing operations	443	517	490	461	304
Earnings from discontinued operations, net of tax	1	579	59	32	18

Net earnings	$444	$1,096	$549	$493	$322

Change in net sales	6%	5%	4%	3%
Change in net earnings	-59%	100%	11%	53%
COMMON STOCK
Weighted average shares outstanding (in thousands)
Basic	150,545	176,586	211,683	218,174	231,849
Diluted	153,001	179,176	214,371	220,692	234,704
Earnings per common share
Basic
Continuing operations	$2.94	$2.92	$2.31	$2.11	$1.31
Discontinued operations	0.01	3.28	0.28	0.15	0.08

Basic net earnings per common share	$2.95	$6.20	$2.59	$2.26	$1.39

Diluted
Continuing operations	$2.89	$2.88	$2.28	$2.08	$1.29
Discontinued operations	0.01	3.23	0.28	0.15	0.08

Diluted net earnings per common share	$2.90	$6.11	$2.56	$2.23	$1.37

Dividends declared per common share	$1.15	$1.11	$1.35	$0.88	$0.84
Dividends paid per common share	1.14	1.10	1.08	0.88	0.84
OTHER DATA
Property, plant and equipment, net	$1,004	$999	$1,052	$1,072	$992
Capital expenditures	180	151	170	203	174
Long-term debt	1,966	2,122	475	495	678
Total assets	3,616	3,617	3,834	3,652	3,524
Stockholders’ (deficit) equity	(156)	(553)	1,540	1,215	1,366

(1)	In fiscal year 2006, the Company began recording compensation expense associated with stock options and other forms of equity compensation in accordance with Statement of Financial Accounting Standards No. 123-R, Share-Based Payment, as interpreted by Securities and Exchange Commission Staff Accounting Bulletin No. 107.

(2)	In fiscal year 2005, the Company completed the exchange of its ownership interest in a subsidiary for Henkel KGaA’s interest in Clorox common stock. In fiscal year 2003, the Company announced its intent to sell its business in Brazil.

(3)	In fiscal year 2002, the Company sold its Maxforce® insecticides business.